As confidentially submitted to the Securities and Exchange Commission on August 18, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number ____________

Kitov Pharmaceuticals Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel

(Address of principal executive offices)

Simcha Rock, Chief Financial Officer
Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel

Tel: 972-2-625-4124; Fax: 972-72-257-8658
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of each exchange on which registered

American Depositary Shares, each representing 40 Ordinary Shares (1)	Nasdaq Capital Market
Ordinary Shares, no par value (2)	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐ Accelerated filer ☐  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financing Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☐

i

Unless the context otherwise requires, all references to (i) “Kitov Holdings,” refers to Kitov Pharmaceutical Holdings Ltd., (ii) “Kitov Group,” “we,” “us,” “our,” and similar designations refer to Kitov Pharmaceutical Holdings Ltd., together with its wholly-owned subsidiary, Kitov Pharmaceuticals Ltd., and (iii) references to “Kitov Pharmaceuticals” refer to Kitov Pharmaceuticals Ltd., the wholly owned subsidiary of Kitov Pharmaceutical Holdings Ltd.. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the U.S. Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than the U.S. dollar are translated in this Registration Statement into U.S. dollars using exchange rates in effect at the date of the transactions.

________________________________

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Registration Statement may include forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would”, and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the sections of this Registration Statement on Form 20-F entitled “Item 4. Information on the Company” contain information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical and clinical trials, and other development efforts;

•	our ability to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

ii

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The following table lists the members of our board of directors. The business address for all directors is Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel.

Name	Position(s)

J. Paul Waymack	Chairman of the Board of Directors and Chief Medical Officer
Isaac Israel	Chief Executive Officer and Director
Simcha Rock	Chief Financial Officer and Director
Morris Laster	Director
Philip Serlin	Director
Moran Sherf-Blau	External Director
Alain Zeitoun	External Director

The following table lists our executive officers. The business address for all of these executives is Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel.

Name	Position(s)

Isaac Israel	Chief Executive Officer and Director
J. Paul Waymack	Chief Medical Officer and Chairman of the Board of Directors
Simcha Rock	Chief Financial Officer and Director

B.	Advisors

    Not applicable

C.	Auditors

Our independent external auditor has been Somekh Chaikin, a Member Firm of KPMG International, independent registered public accounting firm. The address of Somech Chaikin is 17 Ha'arba'a Street Tel Aviv 6473917, Israel. Somech Chaikin was the auditor of our subsidiary, Kitov Pharmaceuticals Ltd., at the time of its acquisition by Kitov Pharmaceuticals Holdings Ltd. (then known as Mainrom Line Logistics Ltd.) in July 2013, and Somech Chaikin was thereafter appointed as the auditor of both the parent company and the subsidiary. Because this acquisition was accounted for under International Financial Reporting Standards, or IFRS, as a reverse merger, the consolidated financial statements of Kitov Holdings presented in this report include the financial results of Kitov Pharmaceuticals for the three years ended December 31, 2011, 2012 and 2013 and of Kitov Holdings for the period from July 11, 2013 to December 31, 2013. See "Item 3. Key Information – A. Selected Financial Data" below. These financial statements have been audited by Somekh Chaikin.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

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ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

On July 11, 2013, Kitov Pharmaceuticals Holdings Ltd. (then known as Mainrom Line Logistics Ltd.), or Kitov Holdings, acquired issued and outstanding shares of Kitov Pharmaceuticals Ltd., or Kitov Pharmaceuticals, a privately held Israel company, in exchange for the issuance by Kitov Holdings to Kitov Pharmaceuticals' shareholders of 17, 569,220 ordinary shares constituting, immediately following such issuance, approximately 63.75% of the fully diluted share capital of Kitov Holdings (subject to a potential issuance of an additional 17,927,776 shares to Kitov Pharmaceuticals’ shareholders upon the attainment of a milestone in connection with our pivotal Phase 3 trial for KIT-302). See "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals". The acquisition of Kitov Pharmaceutical's shares occurred pursuant to a Share Transfer Agreement by and among Kitov Pharmaceuticals, Kitov Holdings, the shareholders of Kitov Pharmaceuticals and the controlling shareholders of Kitov Holdings. The acquisition was accounted for under International Financial Reporting Standards, or IFRS, as a reverse merger, and therefore the consolidated financial statements of Kitov Holdings presented in this report include the financial results of Kitov Pharmaceuticals for the three years ended December 31, 2011, 2012 and 2013 and of Kitov Holdings for the period from July 11, 2013 to December 31, 2013. Our consolidated financial statements are prepared in accordance with IFRS, as issued by IASB, and we have derived the selected financial data as of December 31, 2013 and2012, and for the three year period ended December 31, 2013, and for the three-month periods ended March 31, 2014 and 2013 from our audited financial statements and unaudited financial statements, respectively, included elsewhere in this Registration Statement on Form 20-F. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this Registration Statement including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Registration Statement on Form 20-F. The unaudited selected financial data were prepared on a basis consistent with our audited financial statements and include, in the opinion of our management, all adjustments necessary for the fair presentation of the financial information contained in those statements.

	Year ended December 31			Three months ended March 31
	2013	2012	2011	2014	2013
	(U.S. dollars in thousands, except share and per share data)			(U.S. dollars in thousands, except share and per share data)
Statement of Operations

Research and development expenses	109	94	37	412	5
General and administrative expenses	1,061	608	90	210	110
Trade listing expenses and other expenses	1,383	-	-	720	-
Operating loss	2,553	702	127	1,342	115
Finance expense (income)	75	1	(2)	98	4

Loss for the period	(2,628)	(703)	(125)	(1,440)	(119)
Loss per ordinary share – basic and diluted	(0.12)	(0.04)	(0.01)	(0.04)	(0.01)

Number of ordinary shares used in computing loss per ordinary share	21,335,300	17,569,220	17,569,220	35,306,453	17,569,220

	As of December 31		As of March 31
	2013	2012	2014
	(U.S. dollars in thousands)		(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	193	-	2,813
Working capital	(946)	(407)	2,090
Total assets	311	8	3,088
Total liabilities	(1,257)	(415)	(998)
Accumulated deficit	(4,600)	(1,972)	(6,040)
Total equity(deficit)	(946)	(407)	2,090

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B.	Capitalization and Indebtedness

The following table sets forth our capitalization as of March 31, 2014. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

As of March 31, 2014
(U.S. dollars in thousands)
Current Liabilities:
Liabilities to Related Parties (*)	418
Accounts and other payables:	580
Non-Current Liabilities:	-

Equity:
Share capital, no par value	-
Share Premium and other reserves	8,130
Accumulated deficit	(6,040)
Total equity	2,090
Liabilities and equity	3,088

(*) Amounts advanced by shareholders to Kitov Pharmaceuticals and to Kitov Holdings prior to the 2013 acquisition of Kitov Pharmaceuticals by Kitov Holdings.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Registration Statement on Form 20-F, including our consolidated financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares or our American Depositary Shares. These material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares and American Depositary Shares to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical development stage biopharmaceutical company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical development stage biopharmaceutical company, and we are focused on the development of innovative pharmaceutical products. Both of our current therapeutic candidates are in the clinical development stage, and neither has been approved for marketing or is being marketed or commercialized. Our therapeutic candidates require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales. We have incurred losses from commencement of our pharmaceutical research and development activities through March 31, 2014 of approximately $6 million as a result of research and development, listing for trading, general administrative, and other expenses. We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and then commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant or sustained revenues.

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Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects.

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to acquiring therapeutic candidates, research and development, raising capital and recruiting scientific and management personnel and third party partners. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any of our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

Our current working capital is not sufficient to complete our research and development with respect to our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives of developing and commercializing therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our operations, develop our therapeutic candidates, attract development or commercial partners and retain key personnel.

We have funded our operations primarily through offerings of our securities and private loans. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and raising additional capital. As of June 30, 2014, we had cash and cash equivalents of approximately $1.3 million. This amount is not sufficient to complete the research and development of our therapeutic candidates.

Our business presently generates no revenues, and given that we plan to continue expending substantial funds in research and development, including clinical trials, we will need to raise additional capital in the future through either debt or equity financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are uncertain and subject to numerous risks.

Our long term capital requirements are expected to depend on many potential factors, including, among others:

•	the regulatory path of our therapeutic candidates;

•	our ability successfully to commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•	the costs of obtaining and enforcing patents and defending intellectual property-related claims;

•	the costs of developing sales, marketing and distribution channels; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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Risks Related to Our Business and Regulatory Matters

If we and/or our potential commercialization partners are unable to obtain U.S. Food and Drug Administration or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. Currently, we have two therapeutic candidates in clinical development, “KIT-302” and “KIT-301” for the concurrent treatment of osteoarthritis and hypertension. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the U.S. Food and Drug Administration and foreign state agencies that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. Additionally, the U.S. Food and Drug Administration or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or potential commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the clinical trials that are required to commence commercial sales of our therapeutic candidates. Clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of clinical trials, or delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;
•	delays in receiving import or other government approvals to ensure appropriate drug supply;
•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

•	negative or inconclusive results from clinical trials;

•	the U.S. Food and Drug Administration or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;

•	an inability to monitor patients adequately during or after treatment;

•	problems with investigator or patient compliance with the trial protocols;

•	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic product;

•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

•	the results may not meet the level of statistical significance required by the U.S. Food and Drug Administration or other foreign regulatory authorities;

•	the results will justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

7

•	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

•	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, we do not know whether any clinical trials we may conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our therapeutic candidates or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. We may not be successful in collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development and commercialization of our therapeutic candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;
•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

•	our collaborators may experience financial difficulties or changes in business focus;

•	our collaborators partners may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

•	our collaborators partners may have a shortage of qualified personnel;

•	we may be required to relinquish important rights, such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these scenarios materialize, they could have adverse effect on our business, financial condition or results of operations.

8

Our business plan is based upon the combination of drugs that have not been previously combined. Unexpected difficulties or delays in perfecting the combination of such drugs or in successfully marketing such combination drugs could have an adverse effect on our business, financial condition and results of operations.

We are focused on the development of combinations of existing drugs for the simultaneous treatment of pain caused by osteoarthritis, and hypertension.

Since these existing drugs have not previously been combined into one therapeutic agent, we cannot be certain whether the combination will work as intended. In particular, we do not know whether the combination will be bio-equivalent to the separate component drugs, and we cannot be certain that the formulation and manufacturing process for the combination drugs will develop as planned. In addition, we cannot be certain that the market will consider our combination drug to be superior to treatment with the separate drug components. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination could have an adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability independently to conduct clinical trials for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the U.S. Food and Drug Administration requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

In addition, our ability to bring our therapeutic candidates to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated.

If third parties do not manufacture our therapeutic candidates in sufficient quantities, in the required timeframe, and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture clinical and commercial quantities of our therapeutic candidates. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates may adversely affect our future profit margins, if any, and our ability to develop therapeutic candidates and commercialize any therapeutic candidates on a timely and competitive basis.

We may not be able to maintain our existing or future third party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers do not perform as agreed or expected, or our manufacturers otherwise terminate their arrangements with us, we may be required to replace them. Although we are not substantially dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements.

We rely on third party contract vendors to manufacture and supply us with high quality API, or Active Pharmaceutical Ingredients, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API suppliers in the market, if these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience a delay in conducting additional clinical trials of our therapeutic candidates and incur additional costs.

While there may be several alternative suppliers of API in the market, we have not conducted extensive investigation into the quality or availability of their APIs. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, reliable supplies of our API, we may not be able to produce enough supplies of our therapeutic candidates, which could affect our business, financial condition or results of operation.

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We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the U.S. Food and Drug Administration and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities for formulation development and clinical trials by third-party manufacturers, and our therapeutic candidates may be developed in the future for preclinical and clinical trials, as may be required. If the U.S. Food and Drug Administration or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved therapeutic candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the U.S. Food and Drug Administration must review and approve. If they are unable to successfully increase the manufacturing capacity for a therapeutic candidate, or we are unable to establish alternative manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the U.S. Food and Drug Administration and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the U.S. Food and Drug Administration and other foreign regulatory authorities setting forth current good manufacturing practices. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the U.S. Food and Drug Administration, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business would be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our potential commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the U.S. Food and Drug Administration and other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations or the imposition of labeling or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. In addition, the manufacturer and the manufacturing facilities that we or our potential commercialization partners use or will use to produce any therapeutic candidate will be subject to periodic review and inspection by the U.S. Food and Drug Administration and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions such as:

•	restrictions on such therapeutic candidate, manufacturer or manufacturing process;
•	warning letters from the U.S. Food and Drug Administration or other foreign regulatory authorities;
•	withdrawal of the therapeutic candidate from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our potential commercialization partners submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our therapeutic candidates;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties;
•	adverse publicity; or

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•	if we, or our current or potential commercialization partners, suppliers, third party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our potential commercialization partners may lose marketing approval for any of our therapeutic candidates if any of our therapeutic candidates are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our current or potential development and commercialization partners, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The U.S. Food and Drug Administration and other foreign regulatory authorities require pharmaceutical product and device manufacturers initially to make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the U.S. Food and Drug Administration or other foreign regulatory authorities; however, the U.S. Food and Drug Administration or other foreign regulatory authorities can review a manufacturer’s decision and may disagree. The U.S. Food and Drug Administration or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the U.S. Food and Drug Administration or other foreign regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such therapeutic candidate and to stop marketing the therapeutic candidate as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

Our therapeutic candidates were all acquired by us from third parties. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

Our business could suffer if we are unable to attract and retain key employees or directors.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel include Dr. Paul Waymack, our Founder and Chairman of the Board of Directors. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing, including yield and quality;
•	low market acceptance by physicians, healthcare payers, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
•	insufficient or unfavorable levels of reimbursement from government or third-party payers, such as insurance companies, health maintenance organizations and other health plan administrators;

•	infringement on proprietary rights of others for which we or our potential commercialization partners have not received licenses;

•	incompatibility with other therapeutic products;

•	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment;

•	ineffective marketing and distribution support;

•	lack of significant competitive advantages over existing products on the market;

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates. If we are unable, either on our own or through third parties, to manufacture, commercialize and market our proposed formulations or therapeutic candidates when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The market for our therapeutic candidates is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. There are various other companies that currently market or are in the process of developing products that address all of the indications or diseases treated by our therapeutic candidates. For information regarding our competition, see Item 4. “Information on the Company – B. Business Overview – Our Therapeutic Candidates.”

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our therapeutic candidates. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized.

If third-party payers do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payers, both in the U.S. and in foreign markets. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved therapeutic candidate is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate from each government or other third-party payer is a time-consuming and costly process that could require us or our current or potential development and commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates to each payer. Even when a payer determines that a therapeutic candidate is eligible for reimbursement, the payer may impose coverage limitations that preclude payment for some uses that are approved by the U.S. Food and Drug Administration or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the therapeutic candidate and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services which may affect payments for our therapeutic candidates in the U.S. We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

Further, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the Centers for Medicare and Medicaid Services and other third-party payers may have sufficient market power to demand significant price reductions.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

Healthcare costs have risen significantly over the past decade. On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law” which, among other things, requires most individuals to have health insurance, effective January 1, 2014; establishes new regulations on health plans (with the earliest changes for certain benefits beginning with plan years commencing after September 23, 2010); creates insurance exchanges (effective January 2014); and imposes new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies and other changes staged in thereafter. The Healthcare Reform Law imposes additional requirements and obligations upon us, which, to a certain extent, will depend upon the mix of products we sell. These changes include, among other things:

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•	revisions to the Medicaid rebate program under which manufacturers must pay rebates by: (a) increasing the rebate percentage for branded drugs dispensed after December 31, 2009 to 23.1% of the average manufacturer price (“AMP”), with limited exceptions, (b) increasing the rebate for outpatient generic, multiple source drugs dispensed after December 31, 2009 to 13% of AMP; (c) changing the definition of AMP; and (d) extending the Medicaid rebate program effective January 1, 2011 to Medicaid managed care plans, with limited exception;
•	the imposition of annual fees upon manufacturers or importers of branded prescription drugs, which fees will be in amounts determined by the Secretary of Treasury based upon market share and other data;
•	providing a 50% discount on brand-name prescriptions filled in the Medicare Part D coverage gap beginning in 2011; and
•	expands the definition of “covered entities” that purchase certain outpatient drugs in the 340B Drug Pricing Program of Section 340B of the Public Health Service Act.

While the Healthcare Reform Law may increase the number of patients who have insurance coverage for our products, the Healthcare Reform Law also restructures payments to Medicare managed care plans and reduces reimbursements to many institutional customers. Accordingly, the timing on the insurance mandate, the change in the Medicaid rebate levels, the additional fees imposed upon us if we market branded drugs, other compliance obligations, and the reduced reimbursement levels to institutional customers may result in a loss of revenue and could adversely affect our business. In addition, the Healthcare Reform Law contemplates the promulgation of significant future regulatory action which may also further affect our business.

We could be exposed to significant drug product liability claims, which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct, and the testing, manufacture, marketing and commercial sale of our therapeutic candidates, involve and will involve an inherent risk that significant liability claims may be asserted against us. We currently have a clinical trial liability policy that includes coverage for our clinical trials. Should we decide to seek additional insurance against such risks before our product sales commence, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available only at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and therapeutic candidates. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates

The biopharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use less effective treatments to reduce their costs. Challenging economic conditions in the U.S. have increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain biopharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our current or potential development and commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our current or potential development and commercialization partners are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We and our current or potential development and commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and current or potential development and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

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Risks Related to Intellectual Property

We may be unable adequately to protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and anticipated profits.

Our success depends, in part, on our ability, and the ability of our current or potential development and commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our competitors may independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent any patents that may be issued to or licensed by us. Our pending patent applications, and those that we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we have sought will only extend, if issued, to those countries, if any, in which we will be issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and the European Union. Competitors may successfully challenge any of our patents, produce similar drugs or products that do not infringe such patents, or produce drugs in countries where we have not applied for patent protection or that do not respect such patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

After the completion of development and registration of any future patents, third parties may still act to manufacture or market our therapeutic candidates in infringement of our patent protected rights. Such manufacture or marketing of our therapeutic candidates in infringement of any patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates, thereby reducing our anticipated profits.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates, any patents that may be issued that protect our therapeutic candidates may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our current or potential development and commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with our current and potential development and commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our current and potential development and commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

Risks Related to our Ordinary Shares and American Depositary Shares

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014 or in any subsequent year which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe that we may be classified as a PFIC in the current taxable year and in future years. In addition, because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ordinary shares may result in our becoming a PFIC. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ordinary shares or American Depositary Shares, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Consequences.”

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The market price of our ordinary shares is, and the market price of our American Depositary Shares will be, subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general, and the market price of our ordinary shares on the Tel Aviv Stock Exchange in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on the Tel Aviv Stock Exchange has fluctuated in the past, and we expect it will continue to do so. It is likely that the market price of our American Depositary Shares will likewise be subject to wide fluctuations. The market price of our ordinary shares and American Depositary Shares are and will be subject to a number of factors, including:

•	announcements of technological innovations or new therapeutic candidates by us or others;

•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

•	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

•	the volatility of market prices for shares of biotechnology companies generally;

•	success or failure of research and development projects;

•	departure of key personnel;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or American Depositary Shares are covered by analysts;

•	changes in government regulations or patent decision;

•	developments by our current or potential development and commercialization partners; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Future sales of our ordinary shares or American Depositary Shares could reduce the market price of our ordinary shares and American Depositary Shares.

All of our outstanding ordinary shares are registered and available for sale in Israel. In addition, as of August 13, 2014, we had an aggregate of 57,504,068 issued and outstanding ordinary shares (not including 270 shares held in treasury), 7,154,574 series 1 traded options to purchase 7,154,574 ordinary shares, and 2,445,380 options to purchase 2,445,380 ordinary shares under our 2013 Share Option Plan. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Option Plans.” Substantial sales of our ordinary shares or American Depositary Shares, or the perception that such sales may occur in the future, including sales of shares issuable upon the exercise of options, may cause the market price of our ordinary shares or American Depositary Shares to decline. Moreover, the issuance of shares underlying our options will also have a dilutive effect on our shareholders, which could further reduce the price of our ordinary shares and American Depositary Shares on their respective exchanges.

Our ordinary shares and our American Depositary Shares will be traded on different markets and this may result in price variations.

Our ordinary shares trade on the Tel Aviv Stock Exchange, and we intend to apply to have our American Depositary Shares listed on The Nasdaq Capital Market. Trading in our securities on these markets will take place in different currencies (U.S. dollars on The Nasdaq Capital Market and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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Our American Depositary Shares have no prior trading history in the U.S., and an active market may not develop, which may limit the ability of our investors to sell our American Depositary Shares in the U.S.

There is no public market for our American Depositary Shares or ordinary shares in the U.S. Although we intend to apply to have our American Depositary Shares listed on The Nasdaq Capital Market, an active trading market for our American Depositary Shares may never develop or may not be sustained if one develops. If an active market for our American Depositary Shares does not develop, it may be difficult to sell your American Depositary Shares.

We will incur significant additional increased costs as a result of the listing of our American Depositary Shares on The Nasdaq Capital Market, and our management will be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the U.S., we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with reporting requirements of the Securities and Exchange Commission and the Nasdaq Listing Rules. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, until such time as our shareholders may vote to approve our transition from Israeli securities law reporting requirements to U.S. requirements, we will also be required to comply fully with both Israeli and U.S. requirements. The need to comply with both U.S. and Israeli reporting and other securities law requirements will also add to our legal and financial compliance costs and require devotion of additional management resources to reporting and compliance efforts.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and NASDAQ Stock Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for domestic issuers. For instance, we will follow home country practice in Israel with regard to, among other things, composition of the board of directors, which does not require that a majority of a company's board of directors be independent, director nomination procedures and quorum requirement at shareholder meetings. In addition, we will follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection than is accorded to investors under the Listing Rules of The NASDAQ Stock Market applicable to domestic issuers.

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934, as amended. In addition, we will not be required under the U.S. Securities Exchange Act of 1934, as amended, to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the U.S. Securities Exchange Act of 1934, as amended.

We will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to document and test our internal control procedures and furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in connection with filing of our second annual report on Form 20-F submitted after this Registration Statement on Form 20-F is declared effective. This report will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to issue an opinion on management's assessment of those matters at a later date.

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We have not completed the challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of testing, our management may identify weaknesses or deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline.

Because we are becoming a reporting company under the Securities Exchange Act of 1934, as amended, by means of filing this Form 20-F, we may not be able to attract the attention of research analysts at major brokerage firms.

Because we do not intend to become a reporting company by conducting an underwritten initial public offering, we do not expect security analysts of major brokerage firms to provide coverage of our company in the near future. In addition, major investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we were to become a public reporting company by means of an initial public offering. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our American Depositary Shares.

We currently do not anticipate paying cash dividends, and accordingly, shareholders must rely on the appreciation in our American Depositary Shares for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our American Depositary Shares will depend upon any future appreciation in their value. There is no guarantee that our American Depositary Shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

The ability of any Israeli company to pay dividends or repurchase its shares is subject to Israeli law, and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of an Israeli company to pay dividends or repurchase its shares is governed by Israeli law, which provides that distributions, including cash dividends and share repurchases, may be made only out of retained earnings as determined for statutory purposes in Israeli currency. Since we do not have earnings, we do not have any ability to pay dividends or repurchase our shares. In the event of a devaluation of the Israeli currency against the U.S. dollar, the amount in U.S. dollars available for payment of cash dividends out of prior years’ earnings will decrease.

You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the American Depositary Shares has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the American Depositary Shares, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your American Depositary Shares represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of American Depositary Shares. For example, it would be unlawful to make a distribution to a holder of American Depositary Shares if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any American Depositary Shares, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of American Depositary Shares, ordinary shares, rights or anything else to holders of American Depositary Shares. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the American Depositary Shares.

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Holders of American Depositary Shares must act through the depositary to exercise their rights as shareholders of our company.

Holders of our American Depositary Shares do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the American Depositary Shares. Under Israeli law, the minimum notice period required to convene a shareholder meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our American Depositary Shares may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our American Depositary Shares or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our American Depositary Shares in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their American Depositary Shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our American Depositary Shares may not be able to exercise their right to vote and they may lack recourse if their American Depositary Shares are not voted as they requested. In addition, in the capacity as an American Depositary Share holder, they will not be able to call a shareholders’ meeting.

The depositary for our American Depositary Shares will give us a discretionary proxy to vote our ordinary shares underlying American Depositary Shares if a holder of our American Depositary Shares does not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the American Depositary Shares, the depositary will give us a discretionary proxy to vote our ordinary shares underlying American Depositary Shares at shareholders’ meetings if a holder of our American Depositary Shares does not vote, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of our American Depositary Shares cannot prevent our ordinary shares underlying such American Depositary Shares from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In 2008, 2012, and again in the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and civil resistance demonstrations in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business and trade activity with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Provisions of Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, or an acquisition of a significant portion of our shares, which could prevent a change of control, and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, or an acquisition of a significant portion of our shares, even if such an acquisition or merger would be beneficial to us or to our shareholders. See “Item 10. Additional Information - B. Memorandum and Articles of Association.”

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from our agreements with our current or potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars or in Euros. We pay a portion of our expenses in U.S. dollars ; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS. As a result, we are exposed to the currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher than anticipated. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

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It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this Registration Statement on Form 20-F in Israel or the U.S., or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors listed in this Registration Statement on Form 20-F reside outside of the U.S., and all of our assets and most of the assets of our executive officers and directors are located outside of the U.S. Therefore, a judgment obtained against us or most of our executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It may also be difficult for you to affect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel.

Your obligations and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

We are incorporated under Israeli law. The obligations and responsibilities of the holders of our ordinary shares are governed by our articles of association and Israeli law. These obligations and responsibilities differ in some respects from the obligations and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and responsibilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful stockholder claims against us and may reduce the amount of money available to us.

The Israeli Companies Law and our Articles of Association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify a director or an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Board of Directors and Officers – Exemption, Insurance and Indemnification of Directors and Officers."

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity will not exceed 25% of our then consolidated shareholders’ equity, per our most recent consolidated annual financial statements.

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors and officers liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to stockholders who may choose to bring a claim against our company. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

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ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an Israeli company, and our legal and commercial name is Kitov Pharmaceuticals Holdings Ltd. Our principal executive offices are located at Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel, and our telephone number is 972-2-625-4124.

We operate primarily through our wholly owned Israeli subsidiary, Kitov Pharmaceuticals Ltd., which was founded in 2010. On July 11, 2013, Kitov Pharmaceuticals Ltd. was acquired by a publicly traded shell company, then known as Mainrom Line Logistics Ltd. As part of the transaction, Mainrom changed its name to Kitov Pharmaceuticals Holdings Ltd. (which we refer to here as Kitov Holdings) and issued 17,569,220 ordinary shares (constituting, immediately following such issuance, approximately 63.75% of the fully diluted share capital of Kitov Holdings) to Kitov Pharmaceuticals' shareholders. In addition, Kitov Holdings agreed to issue an additional 17,927,776 shares to Kitov Pharmaceuticals’ shareholders upon the attainment of a milestone in connection with our pivotal Phase 3 trial for KIT-302. For more information regarding this transaction, see "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals".

In October 2012, Kitov Holdings (then known as Mainrom Line Logistics Ltd.) sold all of its activities, assets, rights, obligations and liabilities to a private company held by its then controlling shareholders, and all rights of Kitov Holdings' creditors against it were extinguished. The sale was made pursuant to an arrangement between Kitov Holdings and its creditors confirmed by the District Court in Lod, Israel. In connection with this sale, on October 31, 2012, the former controlling shareholders sold control of Kitov Holdings to Mr. Sheer Roichman. From the completion of these transactions until the completion of the acquisition of Kitov Pharmaceuticals described above, Kitov Holdings did not have any business activities and was a public shell company. See "Item 10. Additional Information – C. Material Contracts – Arrangement with Creditors and Sale of Kitov Holdings to Mr. Sheer Roichman".

Kitov Holdings was incorporated (under a previous name) on August 12, 1968 and its ordinary shares were originally listed for trading on the Tel Aviv Stock Exchange in 1978. Our securities are currently traded on the Tel Aviv Stock Exchange under the symbol “KTOV.”

Kitov Pharmaceuticals had no material capital expenditures for the years ended December 31, 2013, 2012 and 2011.

B.	Business Overview

We are a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of two clinical conditions:

•	pain caused by osteoarthritis, and

•	hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis.

In particular, we focus on developing combinations of existing drugs in advanced stages of development. We are currently developing two combinations, one based on naproxen and one based on celecoxib, both of which are active ingredients of known and approved for use drugs designed to relieve pain caused by osteoarthritis. These combinations are designed to simultaneously treat hypertension and reduce increased blood pressure, which is the main side effect of using the currently available drugs for treating osteoarthritis.

Our therapeutic candidates are designed to provide several benefits, including a solution to the concerns of physicians who avoid prescribing a Non-Sterioidal Anti-Inflammatory Drug (“NSAID”) treatment for osteoarthritis due to its side effects of elevating blood pressure, increased compliance by patients, and financial savings for patients in the U.S. by enabling them to purchase one drug rather than two.

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Where applicable, we intend to seek U.S. Food and Drug Administration approval for the commercialization of our therapeutic candidates through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of two clinical development therapeutic candidates, which have been cleared for pivotal Phase 3 clinical trials, which will then be subject to review and approval by the U.S. Food and Drug Administration. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as independent commercialization of our therapeutic candidates.

Our Strategy

Our goal is to become a significant player in the development of innovative chemical drugs with a clinical and commercial added value, based on known and approved-for-use drugs.

Key elements of our strategy are to:

•	develop combination products with clinical and commercial advantages in the treatment of hypertension and pain caused by osteoarthritis, based on a combination of several existing drugs and obtain approval thereof from the U.S. Food and Drug Administration, or FDA, and the European regulatory authorities;

•	enter into sub-license agreements with international companies for potential or future therapeutic candidates based on potential upfront and milestone payments, royalties and/or other marketing arrangements, depending on product and market conditions;

•	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs intended to meet clinical needs, thereby utilizing the skills, knowledge and experience of our personnel to develop and enhance the value of additional products, and bring them to market efficiently;

•	capitalize on the U.S. Food and Drug Administration’s 505(b)(2) regulatory pathway to obtain more timely and efficient approval of our formulations of previously approved products, when applicable. Under the 505(b)(2) process, we are able to seek U.S. Food and Drug Administration approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the U.S. Food and Drug Administration. This enables us to partially rely on the U.S. Food and Drug Administration’s findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of costly and time consuming preclinical and various human studies. See “Government Regulations and Funding - Section 505(b)(2) New Drug Applications;” and

•	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our two current clinical stage therapeutic candidates, “KIT-301” and “KIT-302,” are described below.

Background on Osteoarthritis and Hypertension

Numerous factors influence the drug market, including the aging of the general population. As life expectancy increases, we expect that demand will increase for innovative drugs that treat diseases related to the elderly, such as osteoarthritis and hypertension.

Osteoarthritis

Arthritis means joint inflammation, and the term is used to describe the pain, stiffness and/or swelling in the joints of the body where one or more bones are joined by ligaments. An arthritic joint is one that may have varying degrees of inflammation and possibly destruction of the joint cartilage, which normally provides a smooth surface enabling adjacent bones to move and glide on each other during normal motion.

The most common type of arthritis is called osteoarthritis and is more common with advancing age. People with osteoarthritis usually have joint pain and limited movement. Unlike some other forms of arthritis, osteoarthritis affects only the joints. This condition is also sometimes called degenerative joint disease. Osteoarthritis primarily affects the joint cartilage. Healthy cartilage allows bones to glide over one another and absorbs energy from the shock of physical movement. However, with osteoarthritis, the surface layer of cartilage breaks down and wears away. This allows the bony surface of the different bones under the cartilage to rub together, causing, pain, swelling, and loss of motion of the joint. Over time, affected joints may lose their normal shape. Also, bone spurs, small growths called osteophytes, may grow on the edges of the joint. Thus, bits of bone or cartilage can break off and float inside the joint space, causing more pain and possible damage.

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Incidence of osteoarthritis in the younger population is usually caused by traumatic injuries to the joints, whereas in the older population it is a more chronic degenerative disease process. The main symptom of osteoarthritis is pain that appears gradually, worsens in exertion, and is relieved in rest.

The pain caused by osteoarthritis is described by patients as a deep pain or a burning sensation related to the joint tissues of the affected area. Osteoarthritis mainly affects the cartilage and disrupts the structural balance in the cartilage of the joint, causing the cartilage cells to increase production of new raw materials required to create cartilage, but concurrently produce enzymes that digest the cartilage. The net cartilage production and digestion cycle is expressed by a decrease in the quantity of cartilage that causes the adjacent bone tissue to turn into osteoporotic (porous) and deficient.

Osteoarthritis is one of the most common diseases worldwide causing physical disability in adults. According to data published in the Center for Disease Control (CDC) website, an estimated 26.9 million U.S. adults in 2005 were diagnosed with osteoarthritis, of which approximately 50% were diagnosed as suffering from both osteoarthritis and hypertension together. Among individuals over age 60, approximately 37% of those X-rayed were found to suffer from osteoarthritis in at least one joint, according to an August 2010 article in Clinics in Geriatric Medicine by Yuqing Zhang, D.Sc, et. al. and a January 2008 article in Arthritis Rheum by Yuqing Zhang, et. al. In addition, due to increased life expectancy in the Western world, there should be an increasing number of osteoarthritis patients in this age range.

The pharmaceuticals used for treating osteoarthritis include a range of drugs. The particular choice of treatment is made according to the disease severity. These can range from acetaminophen for cases of milder severity, to Voltaren®, naproxen, Celebrex® and Arcoxia® for moderate severity, up to treatment with narcotics for the most severe cases.

Various alternative treatments are available, intended mainly to relieve the pain caused by the disease and to preserve and improve joint function. Changes in the patient's life style, namely diet, physiotherapy and exercise, classified as conservative treatments, may strengthen the muscles adjacent to the joints and increase their ranges, thereby reduce body weight, decrease the loads on the weight carrying joints to subsequently reduce the intensity of the pain.

The conservative treatments are frequently not sufficiently helpful. Therefore, most patients request medical treatment. According to data published on the website of the Mayo Clinic on April 2013, the most common medical treatments are the use of analgesics, such as NSAIDs or COX-2 enzyme inhibitors, acetaminophen, and corticosteroids. NSAIDs are non-steroidal anti-inflammatory drugs that treat inflammations by inhibiting enzymes responsible for the development of infections and subsequent pain. COX-2 enzyme inhibitors are non-steroidal drugs that treat inflammations by directly inhibiting COX-2, an enzyme responsible for the development of infections and subsequent pain. Targeting selectivity for COX-2 reduces the risk of peptic ulceration, and is the main feature of celecoxib, rofecoxib and other members of this drug class. After several COX-2 inhibiting drugs were approved for marketing, data from clinical trials revealed that COX-2 inhibitors caused a significant increase in heart attacks and strokes, with some drugs in the class having worse risks than others. See "- Our Therapeutic Candidates – Competition and Market - Competitive Treatments for Pain Caused by Osteoarthritis" below.

A typical treatment plan with these analgesics is as follows: (i) initial treatment of minor osteoarthritis will begin with use of drugs such as acetaminophen; (ii) in the event that acetaminophen treatment is not effective, the physician will prefer treatment through NSAIDs, which will begin by using drugs such as Ibuprofen followed by Naproxen and/or other NSAIDs (more than 20 types of drugs, including COX-2 enzyme inhibitors); (iii) in cases where treatment with these drugs is ineffective, the treatment will be direct injection of steroids into the affected joint; (iv) in cases where steroid injection is ineffective, treatment by injecting Hyaluronic Acid (HA) into the affected joint will be considered; and (v) in the event that all the aforementioned treatments fail, the patient should consider surgical replacement of the affected joint.

As noted above, non-steroidal anti-inflammatory drugs, or NSAIDs, both over-the-counter and prescription, are commonly taken to manage the pain of backache, osteoarthritis, rheumatoid arthritis, headache and other painful conditions. In 2012, approximately 100 million prescriptions were dispensed for oral anti-arthritis NSAIDs for the management of pain. Prescription sales of oral anti-arthritis NSAIDs in the U.S. in 2011 were approximately $3.0 billion.

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NICOX, a pharmaceutical company, has attempted to develop NAPROXCINOD ®, a new chemical entity, or NCE, naproxen-based drug intended to treat pain and to act as an anti-hypertensive, completed three Phase 3 clinical trials with a total investment of tens of millions of dollars. However, the results of the trials did not meet the FDA's expectations. Therefore, in May 2010, an outside advisory committee to the FDA recommended to refrain from approving the drug. As a result of this recommendation, and its own internal review, the FDA rejected the request for approval. According to an announcement by NICOX in April 2012, pursuant to an appeal filed by NICOX in July 2011, a meeting was held in April 2012 between representatives of NICOX and the FDA, in which NICOX was informed that in order to gain approval of its drug, it must file a new New Drug Application, or NDA, and perform additional clinical trials, for the purpose of approving a specific dosage of the drug.

Hypertension (High Blood Pressure)

Hypertension is the most common chronic disease in the western world, affecting approximately thirty percent (30%) of the U.S. adult population, according to a 2012 article in Morbidity and Morality Weekly Report by Amy L. Valderrama. According to its physiological definition, "hypertension" is the pressure applied by the blood on the walls of the blood vessels. The term hypertension refers to the arterial blood pressure, which is the pressure in the arteries that lead blood to body organs. The pressure is created as a result of the contraction of the cardiac muscle.

Blood pressure is measured in units of mercury (Hg) millimeters ("mm Hg"). Diagnosing hypertension in adults requires at least two measures on two different occasions. There are two blood pressure values:

•	Systolic pressure is the peak pressure in the arteries measured in the cardiac cycle, during the contraction of the heart (systole);
•	Diastolic pressure is the lowest pressure point in the arteries measured when the atria are relaxing and there is no contraction of the heart (diastole).

The cause of hypertension in 95% of patients is unknown, and in these cases hypertension is defined as "essential hypertension". However, some studies postulate that genetic factors and environmental factors are involved in the initial development of hypertension. These factors include high salt consumption, obesity, excessive alcohol consumption, and probably mental and behavioral factors, which may be caused by various circumstances, including working in certain professions. Extreme hypertension may lead to functional disorders, and worsening health, while the affected person does not necessarily feel it and/or is aware of it. Therefore, hypertension is often referred to as the "Silent Killer".

The danger of hypertension is continuing damage to sensitive tissues of the blood vessels, such as blood vessels in the heart and eyes and to the nerve tissue in the brain where any damage may cause a stroke. Moreover, damage to the blood vessels may cause blockage due to arteriosclerosis and lead to the tearing of the vessels. These complications may cause various diseases and even death. Hypertension treatment methods focus on reducing the patient’s blood pressure to normal values, thereby preventing the occurrence of complications in the long term. Even a small increase in blood pressure may cause significant cardiovascular problems. For example, many studies show that an increase of 1 mm Hg in diastolic blood pressure increases the risk of heart attack, stroke and cardio-vascular diseases by 2% to 3%, according to a 2004 article in The Lancet by Julius S, et al. a 2003 article in the Journal of Rheumatology by Singh G et. al. and a 2005 article in Hypertension by Grover SA et. al., and an increase of 5 to 6 mm Hg in diastolic blood pressure maintained over a few years may be associated with a 67% increase in total stroke risk and a 15% increase in cardiac disease according to a 1997 article in Drug Safety Journal by Johnson AG.

As a result of the publication of various studies related to blood pressure, the medical community recognized a new diagnosis for Pre-hypertension, according to a 1990 article in The Lancet by Collins R., et al., stating that the population with a systolic blood pressure ranging from 115 Hg mm to 130 Hg mm is also exposed to increased risks of heart attacks, stroke and cardiovascular diseases. This is contrary to the previously accepted diagnosis, according to which only the population with hypertension values exceeding 130/90 Hg mm was regarded as having a high risk of developing cardiovascular diseases. In addition, a study published in a 2011 article in The Lancet by Thompson A, et al. states that the majority of the adult population is expected to benefit considerably from using anti-hypertension drugs.

Blood pressure can undergo significant alterations when subjects are placed on various medications. Uses of non-steroidal anti-inflammatory drugs (NSAIDs) may increase blood pressure from 3 Hg mm to 5 Hg mm. For example, according to a May 2010 FDA Joint Meeting of the Arthritis Advisory Committee and the Drug Safety and Risk Management Advisory Committee report published by the FDA, an increase of about 3.5 mm Hg was diagnosed following the use of Naproxen, while the use of Celebrex causes an increase of about 2.5 mm Hg.

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Background on Combination Products

Numerous companies worldwide, including the largest pharmaceutics companies, have developed in recent years successful combination products comprised of a combination of two or more drugs to treat various medical conditions, where the safety and effectiveness of each of the drugs was proven separately.

Combination products manufactured and sold which are similar to our therapeutic product candidates, include:

•	Vimovo®, which was developed by Pozen Inc. and was approved by FDA in May 2010. Vimovo® is a combination of naproxen and esomeprazole magnesium, marketed by AstraZeneca PLC worldwide (except U.S.) and by Horizon Pharma in the U.S., and is designed for treating both pain and preventing gastric ulcer. Its net sales reached $91 million in 2013, a 42% increase compared to net sales in 2012 as reported in the 2013 Annual Report of Pozen Inc.

•	Caduet®, a combination of Lipitor® and amlodipine, was originally developed and manufactured by Pfizer and is designated for treating both cholesterol and hypertension, with an approximate sales of $223 million in 2013 according to Pfizer's 2013 financial report.

•	Janumet®, a combination of metformin and sitagliptin, manufactured by Merck & Co. Inc. and designated to treat diabetes, with approximate sales total of $958 million in 2013 according to IMS Health data.

The advantages of a majority of the combination drugs are expressed by an improved medical treatment of patients diagnosed as suffering from two or more different diseases and also by the convenience of using a single drug instead of multiple drugs. In addition, combination drugs have significant commercial advantages deriving from maintaining and even increasing the market share of the active components after their patents expire by extending the life span of the patents for the active components through the use of combination drugs. A party that develops combination drugs based on active materials developed by another manufacturer may become an attractive target for acquisition by the original developer whose patent has a shorter remaining life span.

Another example of a combination drug which created a new market for generic components, where the market of each individual component yields low profitability is Aggrenox® for the treatment of strokes, which is a combination drug integrating two generic components, extended-release dipyridamole and aspirin. These two components, which have been generic for many years, are sold individually or as components in other drugs, and their sales are divided among many products and manufacturers, and their profitability of these components is therefore very low. However, sales volume of Aggrenox® amounted in 2010 to approximately $277 million in the U.S. according to website of drugs.com, with hardly any generic competition, due to the significant clinical advantages deriving from the synergetic effect between the two components of the combination and the slow release formulation of one of the components, which does not exist at all in the individual drugs taken separately.

Our Therapeutic Candidates

Kitov Group is developing two combinations, one based on naproxen and one based on celecoxib, both active ingredients of which are known and approved-for-use drugs designed to relieve pain caused by osteoarthritis. The Kitov Group combinations are designed to simultaneously treat hypertension and reduce increased blood pressure, which is the main side effect of using the currently available drugs for treating osteoarthritis.

KIT-301 and KIT-302, both developed by Kitov Group to treat osteoarthritis, are each based on two different drugs.

Our market penetration strategy with KIT-301 and KIT-302, both designed to simultaneously treat osteoarthritis and hypertension, is based on the estimate that the use of these drugs will reassure both patients and physicians through the combined treatment of both the pain of osteoarthritis and hypertension. We believe that the added anti-hypertensive drug is expected to minimize the negative effect of the increased hypertension caused by using pain-relief drugs. In addition, pursuant to draft guidelines of the FDA regarding anti-hypertensive drugs, we expect to publish in the package insert to the prescribers and consumers of our therapeutic products that they decrease blood pressure, which reduces the risk of heart attacks, stroke, cardiovascular diseases and death. See "Item 4. Information on the Company – B. Business Overview – FDA Guidelines on Anti-Hypertensive Drugs". We estimate that this will have a positive influence on physicians preferring our drugs in certain dosages, compared to the existing alternative treatments.

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We acquired our two therapeutic products, KIT-301 and KIT-302, pursuant to an Asset Purchase Agreement with JPW PCH LLC. For more information, see “- Acquisition Agreement for Intellectual Property” below.

Studies show that approximately 13.5 million patients in the U.S. alone suffer concurrently from hypertension and chronic osteoarthritis pain in the joints, according to data published in the Center for Disease Control (CDC) website. To date, existing drugs used to treat the pain caused by osteoarthritis increase blood pressure in treated patients, which significantly increases the probability of the onset of a heart attack, stroke, other cardiovascular diseases and death. Therefore, we are developing products that intend to treat both diseases concurrently.

Although a combination drug for treating hypertension and cholesterol, CADUET®, and a combination drug for treating joint pain and gastric ulcer, Vimovo®, already exist in the market, to date, no similar combination exists that provides the combined treatment provided by KIT-301 and KIT-302. We therefore believe that KIT-301 and KIT-302 potentially hold significant advantages over the currently available drugs in the market, due to the fact that the drug treatment of osteoarthritis together with hypertension eases the burden of the treatment process for patients by providing the ability to use only one drug instead of multiple drugs concurrently, thereby increasing the patients' compliance with the required treatment. KIT-301 does not presume to provide a solution to gastrointestinal problems caused by the use of naproxen, the generic drug that is one of the components of KIT-301, while KIT-302 uses celecoxib, an NSAID that does not produce the extent of gastrointestinal side effects seen with other NSAIDs.

Both KIT-301 and KIT-302 are combination drugs designed to provide a solution to two diseases, osteoarthritis and hypertension, but are based on different drugs. For professional considerations and in order to manage the Company's financial and human resources, we intend to advance the development of KIT-302 first, and only then focus on the development of KIT-301.

KIT-301

KIT-301 is based on two known and approved-for-use active ingredients (naproxen and anti-HTN), the combination of which enables effective concurrent treatment of both diseases: hypertension and pain caused by osteoarthritis.

KIT-302

Similar to KIT-301, KIT-302 is a fixed dosage combination product based on two known active ingredients (celecoxib and amlodipine besylate), the effectiveness and safety of which has been separately proven for each, and which is intended to enable the concurrent treatment of both diseases (osteoarthritis and hypertension, respectively). The KIT-302 drug combination treats pain caused by osteoarthritis and at the same time treats existing hypertension, thus creating an enhanced therapeutic effect in a manner that reduces and even negates the patient's risk of hypertension caused by celecoxib.

While KIT-301 is based on two generic drugs, KIT-302 is based on one generic drug (amlodipine besylate) and one drug currently protected by patents held by Pfizer Inc. (Celebrex®). The U.S. Patent and Trademark Office granted Pfizer a "reissue patent" covering methods of treating osteoarthritis and other approved conditions with celecoxib, the active ingredient in Celebrex®. The reissued patent extends U.S. patent protection for Celebrex from May 30, 2014 to Dec. 2, 2015.

We currently expect to receive approval from the FDA to market KIT-302 in 2016. As a result of this timing and because KIT-302 combines the treatment of osteoarthritis by celecoxib with amlodipine besylate, which treats the side effect of hypertension, we believe that KIT-302 may be an attractive alternative to the generic versions of Celebrex® that we expect to be sold before KIT-302 enters the market.

On November 7, 2013, we filed with the FDA the final statistical plan for the pivotal Phase 3 clinical trial protocol for KIT-302 as part of the FDA's Special Protocol Assessment, or SPA, procedures. On February 21, 2014, the FDA replied and indicated that the proposed data analysis of the trial's results that we submitted to the FDA provides a suitable solution to achieve the primary endpoint of the pivotal Phase 3 trial and to support the final request for approval which will be submitted. As a result of the SPA process, FDA approved the Phase 3 trial design for our pivotal trial, and on June 18 2014, we commenced the trial, as described below. The trial is being performed using the Adaptive Trial Design, or ATD, in accordance with the SPA. Based on the ATD format, in the first stage of the trial 150 patients are to be recruited. The results of the trial will be disclosed to an independent external data monitoring committee, or DMC, which will analyze the results and determine the number of additional patients that we must recruit in order to demonstrate statistical validity and to meet the primary end point of the trial. To the extent the DMC recommends testing 200 or fewer additional patients, we will continue to recruit additional patients until reaching statistical validity and the primary end point of the trial. In the event that the DMC recommends testing more than 200 additional patients, the Board will discuss the additional testing. If the trial generates the anticipated results, it would support our submission of a new drug application to FDA for Kitov-302.

We believe KIT-302 will have competitive advantages vis a vis treatment with the two separate drug components. See “– Kitov Advantages” below.

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Indication	Current Status	2014	2015	2016
KIT-302	FDA Approved SPA	On June 18 2014, we commenced the Phase 3 clinical trial, which is expected to be completed by the end of 2015	Conclusion of the Phase 3 clinical trial, performance of the final formulation PK study, and commencement of marketing of our business development activity with international companies for marketing rights in KIT-302	Filing NDA, receive approval and commence sales
KIT-301	FDA Approved SPA	-	-	Commencement of the Phase 3 clinical trial and chemical development

Research and Development

Our strategy is to develop two drug combinations that are intended to treat hypertension and pain caused by osteoarthritis. These combinations are comprised of known and approved-for-use components, the combination of which is intended to enhance the therapeutic effect, reduce blood pressure and thereby decrease the increased blood pressure side effect caused by the use of the existing drugs for osteoarthritis. Following discussions with the FDA, the FDA approved a development design in accordance with the 505(b)(2) NDA track. The FDA further agreed that there is no need to perform pre-clinical trials (i.e., animal studies). We will only be required to conduct a single pivotal Phase 3 clinical trial and a single standard pharmacokinetic trial, or PK Trial, for each of our drug combinations.

We intend to first develop KIT-302. To do so, we will perform a double blind, placebo controlled, pivotal Phase 3 trial for testing the decrease of hypertension in patients receiving our drug product. This trial will be performed in Europe in four groups of thirty (30) to sixty (60) patients (and a total of 150 – 200 patients), with the patients being treated over a total period of two weeks. Group One will receive a placebo. Group Two will be treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302). Group Three will be treated with celecoxib only, and Group Four will be treated with the two components of KIT-302. According to an agreement with the FDA, the trial will rely on a simple average blood pressure test in each group. The trial began in June 2014, and we expect to obtain preliminary results in approximately eight months. We expect the cost of the trial to be between $2.0 million and $2.5 million.

As per the SPA agreement with FDA, the purpose of the trial is to prove that a combination of the two components of KIT-302, as demonstrated in Group Four, lowers blood pressure at least half as well as when patients are treated by the blood pressure drug alone, as demonstrated in Group Two. If the average reduction in blood pressure in Group Four (treatment with the two components of KIT-302) is at least 50% of the decrease in blood pressure in Group Two (treatment with the anti-hypertension drug only), this would be adequate proof of efficacy to justify approval by FDA of KIT-302 for marketing. Group One and Group Three are for control purposes and will not be considered in evaluating the primary end-point. The trial will be conducted with off-the-shelf drugs, and the combination drug will be developed in parallel.

In addition, in connection with our Development Services Agreement with Dexcel Ltd., pursuant to which Dexcel will develop the formulation for KIT-302 and the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of a New Drug Application to FDA, we or Dexcel will perform a relatively small clinical bioequivalence trial. This trial will be performed after completion of the formulation of KIT-302 to check the pharmo-kinetics of the combination drug in order to show that the blood levels achieved with our combination are the same as that obtained with the individual components. See "- Development Services Agreement with Dexcel" below for more information about this agreement.

It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe.

If the results of the trial present clear proof of the effectiveness of KIT-302 as an anti-hypertensive, we will employ a similar development strategy for our second drug, KIT-301.

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Competition and Market

The pharmaceutical market is characterized by large international pharmaceutical companies that develop a wide range of products, both generic and New Chemical Entities (NCEs), which operate alongside smaller companies, such as ours, that develop a specific drug or a combination of drugs. Therefore, many small companies enter into agreements with such global companies during the drug development stage in order to continue the development or marketing of the drug, taking advantage of the financial, marketing and/or other resources available to such global companies. At the same time, the global companies tend to enter into agreements with smaller companies in order to save development time and resources. The global drug sector is a highly developed market with a turnover of hundreds of billions of U.S. dollars and intense competition. Most of the drugs we intend to develop have competing drugs, developed at the same time by other companies and organizations. We are therefore exposed to competition in our field of operation. Although the drugs we develop have advantages which our competitors lack, there is a constant risk in the drug development field that a competing party will complete the development stages before other organizations currently developing a drug intended for the same disease. Moreover, a constant threat in our market is presented by new drugs that have already completed all the development stages and have already entered the market and are competing with the treatments and drugs available on the market. All the drugs that we are currently developing are intended for oral use.

Competitive Treatments for Pain Caused by Osteoarthritis

The competition for KIT-301 and KIT-302 is expected to come from the oral anti-arthritic market, or more specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Vimovo®, Arthrotec®, Prevacid® and NapraPAC™) and the only COX-2 inhibitor in the U.S. market, Celebrex® (including generic versions of Celebrex® that we expect to be sold following expiration of the patent). The U.S. prescription market for oral solid NSAIDs was approximately $2.9 billion in 2011, of which 62% was accounted for by Celebrex®, according to IMS.

Due to the voluntary withdrawal of Vioxx® by Merck & Co. in September 2004, the FDA ordered the withdrawal of Bextra® by Pfizer and issued a Public Health Advisory in April 2005, requiring manufacturers of all prescription products containing NSAIDs to provide warnings regarding potential adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to an FDA advisory committee meeting in February 2005 that addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required to approve new NSAID products that may be used on an intermittent or chronic basis. We believe that KIT-302 has a competitive advantage over other drugs in the market because, as a COX-2 inhibitor, it has limited gastrointestinal side effects, and due to the addition of amlodipine besylate it is designed to address existing hypertension and the cardiovascular side effects of NSAIDs.

Kitov Advantages

We believe there are several outstanding advantages to the products we are developing, such as:

•	provide a solution to the concerns of physicians who avoid prescribing an NSAID treatment for osteoarthritis due to its side effect of elevating blood pressure, in particular for patients with existing hypertension or pre-hypertension;

•	reassurance for physicians who are concerned that their patients be treated for both osteoarthritis and for hypertension, which is a known side effect of NSAID treatments for osteoarthritis. This is a particular concern for treatments of hypertension, which is usually not accompanied by tangible symptoms, and therefore patients may not be aware of their condition or the need to treat it. The concern of physicians also derives from their legal responsibility to provide a forward looking treatment that also includes treatment for known side effects;

•	using one drug that also includes an active ingredient that treats hypertension either as an existing condition or as a side effect of using other drugs, ensures that the patient receives the suitable treatment for their disease and for its side effect; and

•	purchasing just one drug as opposed to purchasing separate drugs leads to financial savings for patients in the U.S. by requiring payment of just one co-payment and prescription fee as opposed to a double co-payment and prescription fee. In addition, the use of one combination drug reduces the patient's discretion with respect to whether to purchase and use only one of the drugs and provides a comprehensive dual medical treatment in one combined drug.

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In addition to the aforementioned medical advantages, we believe the combination drugs that we have developed have several commercial advantages, such as reduced development time compared to the development time of New Chemical Entities (NCE's) and decreased risk factors in the development process. These commercial advantages derive from the fact that combination drugs are based on known materials already approved for use by the FDA. The regulatory procedure required to approve combination drugs by the FDA is a unique and shortened procedure called “505(b)(2) NDA". This procedure may be used to file a request to approve a product that relies on the results of the safety and effectiveness trials performed for the components of the combination in the past by others and not by the filers of the request for approval. Accordingly, the approval process in a 505(b)(2) NDA is short and inexpensive compared to the approval process for NCE's and is typically completed within a period of approximately five years (rather than a period of up to 15 years for approval of NCE drugs). In addition, the use of known, proven and safe components recognized by physicians and medical organizations, and the enhanced medical effect of concurrently treating and preventing hypertension, may shorten the time and decrease the costs usually required for the acceptance of the new product in the drug marketplace.

Clinical Development

The founders of our subsidiary, Kitov Pharmaceuticals, began developing the first combination drug in 2008, prior to its incorporation, by way of filing regulatory requests to the FDA. Subsequent to its incorporation, Kitov Pharmaceuticals filed a pre-IND request, which led to two formal meetings with the FDA held during the first quarter of 2011, and during which the principles for the development of our products were determined.

In those meetings, the FDA approved in principle an outline for the development of the combination drug according to procedure 505(b)(2), without requiring the performance of any non-clinical (animal) studies and limiting the required clinical trials to a single pivotal Phase 3 trial and a standard bioequivalence study. This significantly shortened the timetable required to complete the development of KIT-302 to an estimated 20-24 months, as opposed to 10 years or more usually required for development.

In September 2011, Kitov Pharmaceuticals filed with the FDA an SPA in preparation for the pivotal Phase 3 clinical trial of KIT-301. In October 2011, it received the FDA's reply for the SPA, approving the outline for the pivotal Phase 3 trial and the conditions for receiving the FDA approval of the product. The FDA-approved development plan for KIT-301 also applies to the development plan of KIT-302. In June 2014, we commenced the pivotal Phase 3 clinical trial of the KIT-302.

Services and License Agreements

Services Agreement with DABL Limited

On August 2, 2013, we entered into a services agreement with DABL Limited, an Irish company in the ambulatory blood pressure monitoring technologies field. According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our pivotal Phase 3 trial of KIT-302. DABL's technology enables the collection of data from hundreds of blood pressure tests during the day on each patient during the clinical trials as opposed to the traditional individual tests that yield many fewer results for statistical analysis during the same time frame.

We may terminate the agreement at any time upon 90 days' notice. Either party may terminate the agreement due to a breach by the other party upon 90 days' notice and upon notice if a bankruptcy event occurring with respect to the other party.

Master Research Services Agreement with Java Clinical Research Ltd.

On February 4, 2014, we entered into a Master Research Services Agreement with Java Clinical Research Ltd, a contract research organization based in Dublin, Ireland. According to the terms of the agreement, Java will manage the pivotal Phase 3 clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the European Union, recruiting the tested subjects, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. The total cost of the agreement with Java will amount to approximately $2.0 million – $2.5 million, to be paid according to milestones determined between the parties, during the period of the trial. To date, Java has identified several medical centers, and two are under contract. The clinical trial began at one of the medical centers in June 2014.

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Either party may terminate the agreement (or any work thereunder) (i) upon 60 days' notice, (ii) immediately if the other party commits a material breach and doesn't cure within 30 days of notice and (iii) immediately if a bankruptcy event occurs with respect to the other party.

In March 2014, we filed a request with the British Regulatory Authority (MHRA) to approve recruiting of patients for the trial. Approval of the request will enable us to recruit patients and perform the trial in medical centers in the United Kingdom. A similar request was made to the UK ethics committee. These entities approved the protocol allowing the trial to proceed. The initial patients in this trial were enrolled in June 2014.

Development Services Agreement with Dexcel

On April 1, 2014, we entered into a Development Services Agreement with Dexcel Ltd., a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products. The agreement provides for Dexcel to develop the formulation for KIT-302 and the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of a New Drug Application to FDA. Dexcel's services include performing compatibility testing of API's with excipients, screening to find at least two prototypes and identifying analytical methods for product analysis. We agreed to bear the cost of the API's as well as other materials or means required for Dexcel to perform the services under the Agreement. Subject to completing the chemical processes required to combine the component APIs and demonstrate stability, we will perform a relatively small clinical trial to check the pharmo-kinetics of the combination drug in order to show that the blood levels achieved with our combination are the same as that obtained with the individual components. In exchange for these services, we will pay Dexcel $2 million in cash (in four equal installments, $500,000 upon execution of the agreement and the remaining in three payments based on milestones during the development and manufacturing period) and $1.5 million in newly issued shares (in three equal installments, 2,051,176 ordinary shares issued upon execution of the agreement and the remaining two issuances payments based on milestones during the development and manufacturing period).

In addition, Dexcel will pay us $500,000 (in two equal installments based on milestones during the development and manufacturing period) in exchange for a right of first negotiation with regard to future global marketing rights for KIT-302 and for an option to negotiate the future commercial manufacture of KIT-302, payable as described below. Under the terms of the agreement, in the event we intend to enter into negotiations we any third party to enter into a commercial marketing or licensing agreement for the product, we are obligated to notify Dexcel of our intention to do so, and Dexcel has the right, within 21 days, to notify us whether it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for this transaction, in which case we are required to negotiate exclusively with Dexcel in good faith in an attempt to reach a mutual agreement with 60 days. If Dexcel does not so notify us, or if upon expiration of this 60 day period the parties are unable to agree in good faith upon its terms and conditions, we will be free to enter into a commercial agreement with any party on any terms we determine.

The agreement provides that either party may terminate the agreement (i) by providing 90 days' notice to the other party, (ii) if the other party is in breach of the agreement and doesn't remedy the breach within 30 days of notice and (iii) upon a bankruptcy or liquidation event with respect to the other party.

Acquisition Agreement for Intellectual Property

Pursuant to an Asset Purchase Agreement, dated October 13, 2010, between Kitov Pharmaceuticals and JPW PCH LLC, or JPW, JPW sold to Kitov Pharmaceuticals JPW's rights and interests in and to U.S. and international patent applications relating to KIT-301 and KIT-302 in exchange for $100 plus 80% of the equity in Kitov Pharmaceuticals. Kitov Pharmaceuticals assumed all liabilities arising from ownership, use or exercise of rights under, the patent applications.

Under the terms of the agreement, JPW had the right to repurchase the patent applications from Kitov Pharmaceuticals along with any improvements in return for $100 and the equity of Kitov Pharmaceuticals then held by JPW if within 18 months of closing there was not either (i) a public offering of the equity of Kitov Pharmaceuticals or (ii) a financing of Kitov Pharmaceuticals approved by its board of directors. In 2013, JPW waived its right to repurchase the patent applications from Kitov Pharmaceuticals.

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Manufacturing Agreements

Manufacturing Agreement with Sterling Pharmaceuticals Services LLC

In September 2013, we entered into an agreement with Sterling Pharmaceuticals Services LLC to produce the drugs for the pivotal Phase 3 trial of KIT-302. The clinical trial supplies include over encapsulated celecoxib, an over encapsulated anti-HTN drug, amlodipine besylate, and an over encapsulated placebo. Pursuant to the terms of the agreement, Sterling will manufacture the drugs and perform the stability and release tests, the packaging and the delivery to the various sites where the trial is be performed. In January 2014, Sterling notified us that the drug production process was completed successfully, and it subsequently notified us that the primary stability tests were completed successfully. In June 2014, the drugs were shipped to the medical center where the trial has begun.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products, therapeutic applications, and related technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments.

We own two patent applications acquired from JPW PCH LCC. See " - Acquisition Agreement for Intellectual Property" above. The following is a brief description of our patent applications:

•	An application for a patent relating to a drug which addresses the users of anti-inflammatory drugs, pain relief drugs or fever reducing drugs of the NSAID type, in combination with anti-hypertension treatment, aiming to prevent or reduce the side effects related to the cardiovascular system. The request was filed in the U.S., Australia, Canada and Europe in May 2009. Two preliminary applications for the patent were filed with priority dates in 2008; and

•	An application to approve a patent relating to a drug for treating hypertension or rapid pulse caused by a stimulating medical treatment (e.g., drugs against obesity or ADHD). The request for the patent includes a combination of a recognized and proven drug for treating hypertension caused by using drugs for treating ADHD, including stimulants (e.g., CNS stimulants), or from using the two drugs separately, to prevent increased hypertension or rapid pulse caused by using a stimulant. The patent application includes additional claims which are based on NSAID, which causes increased hypertension or rapid pulse. The request was filed in the U.S. in February 2011 with priority date in 2010. See "Item 3 - D. Risk Factors – Risks Related to Intellectual Property".

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the U.S. Food and Drug Administration in the U.S., the Ministry of Health in Israel, or the various European regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow rules and regulations established by the U.S. Food and Drug Administration requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with current good manufacturing practices (cGMP) regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers and clinical research organizations may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. The U.S. government has increased its enforcement activity regarding illegal marketing practices domestically and internationally. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. However, securing the approval of a more stringent body, i.e. the U.S. Food and Drug Administration, may facilitate receiving the approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

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U.S. Food and Drug Administration Approval Process

The steps required to be taken before a new drug may be marketed in the U.S. generally include:

•	completion of pre-clinical laboratory and animal testing;

•	completion of required chemistry, manufacturing and controls testing;

•	the submission to the U.S. Food and Drug Administration of an investigational new drug, or IND, the application for which must be evaluated and found acceptable by the U.S. Food and Drug Administration before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	submission and approval of an NDA; and

•	agreement with FDA of the language on the package insert.

Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND process.

In all the countries that are signatories of the Helsinki Declaration (including Israel), the prerequisite for conducting clinical trials (on human subjects) is securing the preliminary approval of the competent authorities of that country to conduct medical experiments on human subjects in compliance with the other principles established by the Helsinki Declaration.

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

Phase 1. In Phase 1 clinical trials, the product is generally tested in a small number of healthy volunteers. These trials are designed to evaluate the safety, dosage tolerance, metabolism and pharmacokinetic actions of the product candidate in humans, side effects associated with increasing doses, and, in infrequent cases, to gain early evidence on efficacy. The number of participants included in Phase I trials is generally in the range of 20 to 80.

Phase 2. In Phase 2 trials, in addition to safety, the sponsor evaluates the efficacy of the product candidate on targeted indications (patients with the disease process the drug is intended to treat) to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks. Phase 2 trials typically are larger than Phase 1 but smaller than Phase 3 trials and may involve several hundred participants.

Phase 3. Phase 3 trials typically involve an expanded patient population at geographically-dispersed test sites. They are performed after preliminary evidence (Phase 2 trial results) suggesting effectiveness of the product candidate has been obtained and are designed to further evaluate clinical efficacy and safety, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for product approval. Phase 3 trials usually involve several hundred to several thousand participants.

Phase 4. Phase 4 clinical trials are studies required of, or agreed to by a sponsor, which are conducted after the FDA has approved a product for marketing. These trials are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 4 post-approval or post-marketing commitments. Failure to promptly conduct Phase 4 clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

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Clinical trials must be conducted in accordance with the FDA’s good clinical practices, or GCP, requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA increases as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our product candidates and their respective components (including the active pharmaceutical ingredient, or API) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA, requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, controls and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA.

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of submission, unless the application relates to an unmet medical need in a serious or life-threatening indication, in which case the goal may be within six months of NDA submission. However, PDUFA goal dates are not legal mandates and the FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its API will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

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If the FDA approves one of our product candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. If we seek to make certain changes to an approved product, such as certain manufacturing changes, we will need FDA review and approval before the change can be implemented. For example, if we change the manufacturer of a product or our API, the FDA may require stability or other data from the new manufacturer, and such data will take time and are costly to generate, and the delay associated with generating these data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

Section 505(b)(2) New Drug Applications

We intend to submit applications for both of our therapeutic candidates via the 505(b)(2) regulatory pathway. As an alternate path for FDA approval of new indications or new formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

The Hatch-Waxman Amendments permit the applicant to rely upon certain published nonclinical or clinical studies conducted for an approved product or the FDA’s conclusions from prior review of such studies. The FDA may require companies to perform additional studies or measurements to support any changes from the approved product. The FDA may then approve the new product for all or some of the labeled indications for which the reference product has been approved, as well as for any new indication supported by the NDA. While references to nonclinical and clinical data not generated by the applicant or for which the applicant does not have a right of reference are allowed, all development, process, stability, qualification and validation data related to the manufacturing and quality of the new product must be included in an NDA submitted under Section 505(b)(2).

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s conclusions regarding studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the reference product has expired. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized.

FDA Guidelines on Anti-Hypertensive Drugs

In March 2011, the FDA published a new draft guidelines stating that drugs designed to be anti-hypertensive may include in the usage indication section of the package insert a statement that "Reduced blood pressure decreases the risk of suffering fatal and non-fatal cardiovascular events, mainly stroke and myocardial infarction". We do not intend to prove through our clinical trial that our products reduce the risk of suffering from the aforesaid diseases. Nevertheless, we expect that the said draft guideline will have a positive effect on the combination drugs we are developing because the combination drugs we are developing are intended to prevent hypertension. FDA has informed us in writing that the package insert of our combination drug product may contain the indication that “Reduced blood pressure decreases the risk of suffering fatal and non-fatal cardiovascular events, mainly stroke and myocardial infarction".

European Regulatory Authorities

In the event that we wish to perform trials in Europe or market or sell our products in Europe, we must apply to the individual country regulatory authorities with a request to approve our drugs according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe.

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The Israeli Ministry of Health

Our operations are subject to permits from the Israeli Ministry of Health on two levels:

First, pertaining to the import of drugs and raw materials, we are required to apply to the Ministry of Health for approval from its medical accessories and devices unit (AMR).

Also, if we conduct trials in human beings, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 ("Trials in Human Beings Regulations") and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki committee must plan and perform every experimental process that involved human beings. The Helsinki Committee is an institutional committee that acts in the medical institution where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the chief researcher, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for medical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests without additional approval of the Ministry of Health. According to the procedure for medical trials in human beings of the Ministry of Health, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the trial and to the company justify the risk and the inconvenience involved in the trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the trial; (f) the initiator, the chief researcher and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; and (g) the nature of the commercial agreement with the chief researcher and the medical institute does not impair the adequate performance of the medical trial.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

We have no material tangible fixed assets, including leased properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Registration Statement on Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement on Form 20-F, particularly those in “Item 3. Key Information – Risk Factors.”

Company Overview

We are a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of two clinical conditions:

•	pain caused by osteoarthritis, and

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•	hypertension, which can be pre-existing or caused by the treatment for osteoarthritis.

In particular, we focus on developing combinations of existing drugs in advanced stages of development. We are currently developing two combinations, one based on naproxen and one based on celecoxib, both of which are active ingredients of known and approved for use drugs designed to relieve pain caused by osteoarthritis. These combinations are designed to simultaneously treat hypertension and reduce increased blood pressure, which is the main side effect of using the currently available drugs for treating osteoarthritis. Since the commencement of our pharmaceutical research and development activities, we have not generated any revenues.

Where applicable, we intend to seek FDA approval for the commercialization of our therapeutic candidates through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of two clinical development therapeutic candidates, which have been cleared for pivotal Phase 3 clinical trials, which will then be subject to review and approval by the FDA. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as the independent commercialization of our therapeutic candidates.

On July 11, 2013, Kitov Holdings (then known as Mainrom Line Logistics Ltd.) acquired issued and outstanding shares of Kitov Pharmaceuticals Ltd., or Kitov Pharmaceuticals, a privately held Israel company, in exchange for the issuance by Kitov Holdings to Kitov Pharmaceuticals' shareholders of 17, 569,220 ordinary shares constituting, immediately following such issuance, approximately 63.75% of the fully diluted share capital of Kitov Holdings (subject to a potential issuance of an additional 17,927,776 shares to Kitov Pharmaceuticals’ shareholders upon the attainment of a milestone in connection with our pivotal Phase 3 clinical trial for KIT-302). See "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals". The acquisition was accounted for under International Financial Reporting Standards, or IFRS. as a reverse merger, and therefore the consolidated financial statements of Kitov Holdings presented in this report include the financial results of Kitov Pharmaceuticals for the three years ended December 31, 2011, 2012 and 2013 and of Kitov Holdings for the period from July 11, 2013 to December 31, 2013.

Components of Statement of Operations

Research and Development Expenses

See “– C. Research and Development, Patents and Licenses” below.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for directors, employees and consultants in executive and operational functions. Other significant general and administration costs include professional fees for outside accounting and legal services, travel costs and insurance premiums.

Expenses Related to Stock Exchange Listing

Expenses Related to Stock Exchange Listing represents the effective cost of the acquisition of Kitov Holdings, at that time a public shell company, from an accounting perspective, by Kitov Pharmaceuticals. The cost was determined based on the market value of the outstanding shares of Kitov Holdings that were held by the former shareholders of Kitov Holdings immediately following the acquisition.

Finance Income and Finance Expense

Finance Income and Finance Expense consist primarily of interest and fees in connection with loans granted to Kitov Holdings from third parties and related parties.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 3 to our annual financial statements included elsewhere in this Registration Statement on Form 20-F. Critical accounting estimates and judgments are evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations.

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Share-based compensation

In accordance with IFRS 2, the grant of stock options to our employees for services rendered represents a supplementary benefit. Under IFRS 2, we estimate the fair value of these stock options at the grant date and record the value within shareholders’ equity. Fair value is determined using a standard option pricing model that takes into account the specific features of the stock option plan (net price, period of exercise, etc.), market data at the grant date (such as price, volatility, etc.) and behavioral assumptions relating to option holders. Different assumptions could result in material changes to the expense amounts recorded for these options.

A.	Operating Results

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of June 30, 2014, we had an accumulated deficit of approximately $6 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings or through commercialization of our therapeutic candidates.

As of June 30, 2014, we had approximately $1.3 million of cash and cash equivalents.

Comparison of the Three Month Period Ended March 31, 2014 to the Three Month Period Ended March 31, 2013

Research and Development Expenses

Research and development expenses increased to $412 thousand during the three-month period ended March 31, 2014 from $5 thousand during the three-month period ended March 31, 2013. This significant increase was the due to the commencement of our pivotal Phase 3 clinical trial for KIT-302.

General and Administrative Expenses

General and administrative expenses increased to $210 thousand during the three-month period ended March 31, 2014 from $110 thousand during the three-month period ended March 31, 2013. This increase was primarily due to additional professional fees as a public company following the acquisition of Kitov Pharmaceuticals by Kitov Holdings.

Other Expenses

Other Expenses increased to $720 thousand during the three-month period ended March 31, 2014 due to the payment to Mr. Sheer Roichman of a sum of NIS 2.5 million (approximately $720 thousand based on the representative rate of exchange on the date of payment, March 12, 2014) representing a percentage of the funds raised by us as required by the Share Transfer Agreement with Kitov Pharmaceuticals, Mr. Roichman and other parties. See "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals." During the three month period ended March 31, 2013 there were no Other Expenses.

Operating Loss

Operating loss increased to $1,342 thousand during the three-month period ended March 31, 2014 from $115 thousand during the three month period ended March 31, 2013 due to the increase in research and development, general and administrative, and other expenses described above.

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Finance Expense

Finance Expense increased to $98 thousand during the three-month period ended March 31, 2014 from $4 thousand during the three-month period ended March 31, 2013 primarily resulting from interest and fees on loans granted to us by third parties and related parties.

Loss for the Period

Loss for the period increased to $1,440 thousand during the three-month period ended March 31, 2014 from $119 thousand during the three month period ended March 31, 2013 due to the increase in operating loss and finance expense described above.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and Development Expenses

Research and development expenses increased to $109 thousand during the year ended December 31, 2013 from $94 thousand during the year ended December 31, 2012. This increase was primarily due to costs associated with preparation for the pivotal Phase 3 clinical trial for KIT-302.

General and Administrative Expenses

General and administrative expenses increased to $1,061 thousand during the year ended December 31, 2013 from $608 thousand during the year ended December 31, 2012. This increase was primarily due to additional professional fees as a public company following the acquisition of Kitov Pharmaceuticals by Kitov Holdings.

Expenses Related to Stock Exchange Listing

Expenses Related to Stock Exchange Listing was $1,383 thousand during the year ended December 31, 2013 and represents the effective cost of the acquisition of Kitov Holdings, at that time a public shell company, from an accounting perspective, by Kitov Pharmaceuticals.

Operating Loss

Operating loss increased to $2,553 thousand during the year ended December 31, 2013 from $702 thousand during the year ended December 31, 2012 due to the increase in research and development, general and administrative, and expenses related to stock exchange listing described above.

Finance Expense

Finance Expense increased to $75 thousand during the year ended December 31, 2013 from $1 thousand during the year ended December 31, 2012 primarily resulting from interest and fees on loans granted to us by third parties and related parties.

Loss for the Year

Loss for the year increased to $2,628 thousand during the year ended December 31, 2013 from $703 thousand during the year ended December 31, 2012 due to the increase in operating loss and finance expense described above.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Research and Development Expenses

Research and development expenses increased to $94 thousand during the year ended December 31, 2012 from $37 thousand during the year ended December 31, 2011. This increase was due to costs associated with increased planning for the KIT-302 project.

General and Administrative Expenses

General and administrative expenses increased to $608 thousand during the year ended December 31, 2012 from $90 thousand during the year ended December 31, 2011. This increase was primarily due to professional fees associated with a proposed transactions that ultimately did not materialize.

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Operating Loss

Operating loss increased to $1,342 thousand during the three-month period ended March 31, 2014 from $115 thousand during the three month period ended March 31, 2013 Operating loss increased to $702 thousand during the year ended December 31, 2012 from $127 thousand during the year ended December 31, 2011 due to the increase in research and development and general and administrative expenses described above.

Finance Income and Finance Expense

Finance Income and Finance Expense in the years ended December 31, 2012 and 2011 were immaterial.

Loss for the Year

Loss for the year increased to $703 thousand during the year ended December 31, 2012 from $125 thousand during the year ended December 31, 2011 primarily due to the increase in operating loss described above.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Operating results for any quarter are not necessarily indicative of results for a full fiscal year.

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31
	2012				2013				2014
	(U.S. dollars in thousands)

Statements of operations

Research and development expenses	51	28	5	10	5	6	98	-	412
General and administrative expenses	34	138	320	116	110	207	501	243	210
Expenses related to Stock Exchange Listing and Other expenses	-	-	-	-	-	-	1,383	23	720
Other income	-	-	-	-	-	-	(23)	-	-
Operating loss	85	166	325	126	115	213	1,959	266	1,342
Finance expense (income)	2	(2)	-	1	4	4	15	52	98
Loss for the Period	87	164	325	127	119	217	1,974	318	1,440

Our quarterly results of operations have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

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B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate revenues. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings and private loans. We have raised an aggregate of approximately NIS 2.5 million (approximately $707,000) from private loans and gross proceeds of approximately NIS 17.2 million (approximately $4.9 million based on the representative rates of exchange on the date of closing, March 3, 2014) from our public offering on the Tel Aviv Stock Exchange in February 2014 (described below). The proceeds from the February 2014 public offering were used to repay most of the private loans and will be used to fund ongoing operations. As of June 30, 2014, we had on hand approximately $1.3 million in cash and cash equivalents.

Below is a summary of our material financing transactions since January 2013.

On February 11, 2013, Mr. Sheer Roichman, a shareholder, loaned NIS 200 thousand (approximately $54 thousand based on the representative rate of exchange on the date of February 11, 2013) to Kitov Holdings (then known as Mainrom Line Logistics Ltd.) for its on-going operations, and on May 30, 2013, Mr. Roichman loaned NIS 50 thousand approximately $13.6 thousand based on the representative rate of exchange on the date of May 30, 2013) to Kitov Holdings for its on-going operation. These loans, which are still outstanding, are unsecured and do not bear interest and are linked to the CPI.

In July 2013, Mr. Sheer Roichman loaned Kitov Pharmaceuticals NIS 500 thousand (approximately $138 thousand based on the representative rate of exchange on July 11, 2013), free of interest and linkage. This loan was repaid in March 2014 upon the completion of our public offering on the Tel Aviv Stock Exchange.

In August 2013, we received loans in the aggregate amount of NIS 1.02 million (approximately $285 thousand based on the representative rate of exchange on August 25, 2013) pursuant to a loan agreement with Dr. Paul Waymack, our controlling shareholder (through JPW), Dr. Morris Laster, Mr. Sheer Roichman, Mr. Isaac Israel, Mr. Simcha Rock and a third party. The loan was linked to the CPI and was repayable in November 2013. The loan repayment date was later extended to May 25, 2014. The loan was repaid in March 2014 upon completion of our public offering on the Tel Aviv Stock Exchange in February 2014, except for a loan of NIS 200 thousand (approximately $58.2 thousand based on the representative rate of exchange on the date of June 30, 2014) made by the third party, which was repaid in August 2014.

In November 2013 to January 2014, we received loans in the aggregate amount of NIS 810 thousand (approximately $233 thousand based on the representative rate of exchange on December 31, 2013) pursuant to a loan agreement with several lenders, including Mr. Sheer Roichman and third parties, also called the November Loan. The loan did not bear interest and was not linked to the CPI. However, we paid to the lenders a credit allocation commission in the amount of approximately NIS 330 thousand (approximately $95 thousand based on the representative rate of exchange on December 31, 2013), which is to be paid to the lenders together with the principal of the loan on the loan repayment date. The loan was repayable within three business days from the completion of our public issuance of securities, if any, and no later than February 28, 2014, or alternately, was convertible into our ordinary shares based on market value at the time of conversion. Upon the actual receipt of the loan, we paid to a third party a commission equal to 7.5% of the principal amount of the loan plus VAT. The loan was repaid in March 2014 upon the completion of our public offering on the Tel Aviv Stock Exchange described below.

In February 2014, we received an additional a loan in the amount of NIS 180 thousand (approximately $51 thousand based on the representative rate of exchange on February 13, 2014) from a third party under the terms of the November Loan and under the same terms as the November Loans of NIS 810 thousand described above. The loan was repaid in March 2014 upon the completion of our offering on the Tel Aviv Stock Exchange described below.

On March 3, 2014, we issued 28,750,000 ordinary shares, at no par value, in exchange for approximately NIS 17.2 million (approximately $4.9 million based on the representative rate of exchange on the date of closing, March 3, 2014) in an offering on the Tel Aviv Stock Exchange pursuant to a prospectus we filed with the Israel Securities Authority. As part of the offering, we committed to our shareholders that we would commence a rights offering to all shareholders. The specific terms of the rights offering were not described in the prospectus.

On May 28, 2014, we published a prospectus for a rights offering under of which each shareholder received, at no cost, one series 1 traded option for each ten ordinary shares held by such shareholder. The aggregate number of series 1 traded options issued was 5,717,074. The options are exercisable any time until June 15, 2014 at an exercise price of NIS 0.75 (approximately $0.22 based on the representative rate of exchange on June 30, 2014) and are traded on the Tel Aviv Stock Exchange.

On July 18, 2014, we filed a shelf prospectus with the Israel Securities Authority for offering of our securities (up to 200,000,000 ordinary shares and/or up to 40,000,000 tradable options to purchase ordinary shares).

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During the 12 months ended June 30, 2015, we estimate that we will spend approximately $2,650 thousand for research and development costs and approximately $1,115 for general and administrative costs, while our revenue during this period is expected to be approximately $250 thousand from our agreement with Dexcel. See “Item 4. Information on the Company – B. Business Overview – Development Services Agreement with Dexcel”. We estimate that so long as no significant revenues are generated from our therapeutic candidates, we will need to raise substantial additional funds to acquire, develop and commercialize therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of all of our therapeutic candidates and fund our operations. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the regulatory path of each of our therapeutic candidates;

•	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of developing sales, marketing and distribution channels; and

•	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have material adverse effect on our business, financial condition and results of operations.

Cash Flow

Operating activities

For the year ended December 31, 2013, net cash flow used in operating activities was approximately $512 thousand compared to approximately $253 thousand and $31 thousand for the years ended December 31, 2012 and 2011, respectively. The increase in net cash flow used in operating activities was due to costs associated with preparation for the pivotal Phase 3 clinical trial for KIT-302 following the acquisition of Kitov Pharmaceuticals Ltd. by Kitov Holdings. The operating activities consisted of regulatory, strategy, planning and preparations for the pivotal Phase 3 clinical trial for KIT-302, including increased payments to consultants and other service providers.

Investment activities

We had no investment activities during the years ended December 31, 2013, 2012, and 2011.

Financing activities

For the year ended December 31, 2013, financing activities consisted of loans received from related parties of $578 thousand and loans received from third parties of $108 thousand, compared to loans received from related parties of $253 thousand and $30 thousand for the years ended December 31, 2012, and 2011, respectively. The proceeds from the loans were used to finance the activities related to preparation for the pivotal Phase 3 clinical trial for KIT-302 following the acquisition of Kitov Pharmaceuticals. by Kitov Holdings .

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C.	Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, salaries and consulting fees (including share-based payments), and fees paid to external service providers. We primarily use external service providers to manufacture our therapeutic candidates and to perform clinical trials with our therapeutic candidates. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

Set forth below is a summary of the research and development costs for the years ended December 31, 2013, 2012 and 2011 and for the three month period ended March 31, 2014. Virtually all of the costs were incurred in connection with the development of KIT-302.

Year Ended December 31,
	2013	2012	2011	Three Months ended March 31, 2014	Total Costs Since Project Inception
	(U.S. dollars in thousands)
Total gross direct project costs	109	94	37	412	652

In addition to the major cost of clinical trials, research and development expenses include consulting expenses for regulatory and project management work required for development of our drug portfolio at the current stage of development. From the commencement of the pharmaceutical research and development activities of Kitov Pharmaceuticals through March 31, 2014, we incurred research and development expenses of approximately $652 thousand. Set forth below is a summary of our research and development expenses based on the type of expenditure. We estimate a total cost of approximately $2 million to $2.5 million of research and development expenses in order to execute the pivotal Phase 3 clinical trial for KIT-302 and $150 thousand to prepare for the pivotal Phase 3 clinical trial for KIT-301. In addition, we expect the final formulation PK trial for KIT-302 to cost approximately $500 thousand to $800 thousand.

	As of December 31
	2013	2012
	US dollars in thousands
Payroll expenses - related party	47	80
Sub-contractors - preparations for clinical trials	62	14

	109	94

In April 2014, we entered into an agreement with Dexcel Ltd. for the development of the drug formulation for KIT-302 and its manufacture in quantities sufficient to support the filing of a New Drug Application with FDA (see "Item 4. Information on the Company – Business Overview – Development Services Agreement with Dexcel"). We therefore have begun incurring costs in 2014 for the development of the drug formulation for KIT-302.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization.

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While we are currently focused on advancing our therapeutic candidates, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as available resources and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain U.S. Food and Drug Administration or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from clinical trials, we may elect to discontinue or delay development and clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters.”

We expect our research and development expenses to increase from current levels as we continue the advancement of our clinical trials and therapeutic candidates’ development. The lengthy process of completing clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty if and when we would recognize any net revenues from our projects.

D.	Trend Information

We are a biopharmaceutical company which focuses its activities on the development of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our clinical trial activities and the amount of expenditure on those trials.

E.	Off-Balance Sheet Arrangements

Since commencement of our pharmaceutical research and development activities, we have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

F.	Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligation as of June 30, 2014.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (Unaudited)

Office lease obligations		8
Obligations to R&D service providers (1)		2,550	250

Total		2,558	250

(1)	Reflects payments payable to Java Clinical Research and its sub-contractors, DABL Limited and Dexcel Ltd. upon achievement of various performance milestones in accordance with current time estimates, pursuant to our service agreements with them. See “Item 4. Information on the Company– B. Business Overview - Services and License Agreements” and “Item 4. Information on the Company – B. Business Overview - Development Services Agreement with Dexcel”.

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ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Registration Statement on Form 20-F.

Name	Age	Position(s)

Executive Officers
J. Paul Waymack	61	Chairman of the Board of Directors and Chief Medical Officer
Isaac Israel	36	Chief Executive Officer and Director
Simcha Rock	64	Chief Financial Officer and Director

Directors
Morris Laster	50	Director
Philip Serlin (1)(2)	54	Independent Director
Moran Sherf-Blau (1)(2)	34	External Director
Alain Zeitoun (1)(2)	53	External Director

(1)	Member of our audit committee that also serves as our financial statements committee.
(2)	Member of our compensation committee.

Executive officers

J. Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the Chairman of our Board of Directors and Chief Medical Officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over fifteen years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. army, where he was commissioned and served as a Major in the Medical Corp. in the position of Chief of Surgical Research in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey.

Isaac Israel has served as our Chief Executive Officer and a member of the Board since July 2013 and as the CEO and member of the board of Kitov Pharmaceuticals since October 2012. Mr. Israel was the founding CEO of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. From 2008 until 2011, Mr. Israel served as founding CEO of Unari Capital Ltd., a consulting firm in the capital markets field specializing in the healthcare sector. In providing such consulting services, Mr. Israel also serves as a member of the board of directors of various healthcare corporations, both private and public. From 2011 until 2012, Mr. Israel provided business development services to Capital Point Ltd. (TASE:CPTP).

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Simcha Rock, CPA, MBA, has served as our Chief Financial Officer and a member of the Board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Directors

Morris Laster, M.D., is a healthcare entrepreneur with over two decades of experience in the healthcare industry and has served as a member of our Board since July 2013 and was a co-founder of Kitov Pharmaceuticals in 2010. He is currently the medical venture partner at OurCrowd LLC a crowd funding platform, and the Chairman of Clil Medical Ltd., a privately held medical device company.  From 2003 until 2010, he was the founding CEO of BioLineRx (NASDAQ/TASE: BLRX). In addition, from 2010 until 2012, Dr. Laster served as an external director in Proteologics and as a director in BioLineRx from 2003 to 2011. From 1996-2002, he was the founding CEO of Keryx Biopharmaceuticals (NASDAQ: KERX) and led a dual listing on the AIM and NASDAQ stock exchanges. From 1993-1995, he was a combat physician in the Paratrooper Corps of the IDF. From 1990-1996, he was a VP of medical venture capital at Paramount Capital a NY based merchant bank specializing in the biotech industry. He earned his MD from Downstate Medical Center in Brooklyn NY in 1990, did post-graduate work in Surgery at Case Western Reserve University Hospital in Cleveland, Ohio and in Orthopedic Surgery at Hadassah University Medical Center.

Philip Serlin ,CPA, MBA, has served as a member of our Board since July 2013. Mr. Serlin is the Chief Financial and Operating Officer of BioLineRx Ltd., a biopharmaceutical company traded on both NASDAQ and the Tel Aviv Stock Exchange. He formerly held senior financial positions with other publicly traded companies, as well as at Deloitte and the U.S. Securities and Exchange Commission (SEC). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

Moran Sherf-Blau, CPA, M.A., MBA., has served as a member of our Board since December 2013. Ms. Sherf-Blau is the founder and owner of Total Finance Ltd. and acts as the CFO of Bio-cell Ltd. Ms. Sherf-Blau also serves as an executive CPA in PWC Israel.

Alain Zeitoun, M.D., M.A., has served as a member of our Board since December 2013. Dr. Zeitoun’s experience includes CEO of Chi2Gel, an Israeli medical device company, Business Unit Director and European Marketing Leader at Merck Sharp and Dohme Israel (Merck & Co) as well as medical and marketing positions at P&G Pharma and Boehringer Ingelheim pharmaceutical companies in France. In these positions, Dr. Zeitoun was in charge of several therapeutic fields, such as cardiology, rheumatology, orthopedics and gastroenterology. Dr. Zeitoun holds an MD degree from Paris Medical School and a Master from ESCP Europe Business School, Paris, France.

B.	Compensation

Engagement Agreements

We have entered into engagement agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws.

For information on exemption and indemnification letters granted to our officers and directors, please see “ – 6.C. Board Practices – Board of Directors and Officers - Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

Under the Israeli Companies Law, 5754-1999, and related regulations, external directors are entitled to a fixed annual compensation and an additional payment for each meeting attended. We currently pay our external directors, Dr. Zeitoun and Ms. Sherf-Blau, an annual fee of NIS 21,258 (approximately $6,218) and a fee of NIS 1,231 (approximately $360) per meeting (or a smaller amount in case they do not physically attend the meeting). Mr. Phillip Serlin, an independent director, is compensated at the same rate.

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Executives and Directors Compensation

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of our directors and senior management for their services, in all capacities, to us during the year ended December 31, 2013, was approximately $460 thousand. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

Below is a breakdown of the annual compensation paid to each of our Chairman of the Board and executive officers during 2013:

Name	Position	Salary in (in $ thousands)	Share-based payment (in $ thousands)	Total (in $ thousands)
Dr. J. Paul Waymack	Chairman of the Board and Medical Director	161		161
Isaac Israel	CEO and Director	40		40
Simcha Rock	CFO and Director	56	64	120

Our directors and executive officers hold exemption and indemnification letters and a valid D&O insurance policy.

Service Agreement with John Paul Waymack

In July 2013, we entered into a services agreement with Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides full time services to us as our chief medical director and as the Chairman of our Board of Directors. In return for Dr. Waymack's services, as of March 2014, we pay Dr. Waymack a monthly salary of NIS 29,880 (approximately $8,690 based on the representative rate of exchange on the date of June 30, 2014) plus VAT. The agreement may be terminated by either party upon 90 days’ advance notice to the other party.

Services Agreement with Uneri Capital Ltd.

In July 2013, we entered into a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel. In return for the provision of part-time management services, according to our needs, we pay a monthly payment of NIS 25,000 (approximately $7.3 thousand based on the representative rate of exchange on the date of June 30, 2014) plus VAT.

Services Agreement with Mr. Simcha Rock

In July 2013, we entered into a services agreement with Mr. Rock pursuant to which Mr. Rock provides services to us as a CFO in a full time position and receives as of March 2014 a monthly payment of NIS 35,000 (approximately $10.2 thousand based on the representative rate of exchange on the date of June 30, 2014) plus VAT. The agreement may be terminated by either party upon 90 days’ advance notice to the other party.

In addition, we agreed to grant to Mr. Rock, in return for his services, up to 1,370,056 non tradable options to purchase up to 1,370,056 of our ordinary shares, as detailed below:

Subject to the adoption of an option plan: (a) following the adoption of the option plan and its approval by the tax authorities, we will grant to Mr. Rock options to purchase 177,467 of our ordinary shares (granted in November 2013); and (b) following the attainment of a milestone in connection with our pivotal Phase 3 trial for KIT-302, we will grant to Mr. Rock options to purchase 181,089 ordinary shares. See "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals" for a description of the milestone. All these options will be exercisable as of the date of grant at an exercise price of NIS 0.8 (approximately $0.23 based on the representative rate of exchange on the date of June 30, 2014) per ordinary share and will have a term of three years from the date of grant.

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In addition, subject to a capital raising of NIS 1,000,000, we agreed to grant to Mr. Rock an additional 1,011,500 options to purchase 1,011,500 ordinary shares. The options will mature on a monthly basis over a period of 18 months from the date of grant and will be exercisable at an exercise price of NIS 0.8 (approximately $0.23 based on the representative rate of exchange on the date of June 30, 2014) per ordinary share for a period of three years commencing from the date of grant of the options. These options were granted on July 1, 2014 following completion of our financing of approximately NIS 17.2 million (approximately $4.9 million based on the representative rate of exchange on the date of closing, March 3, 2014) in March 2014.

All the options granted to Mr. Rock are subject to adjustments, as follows:

•	Dividend distribution - in the event of dividend distribution during the term of the options, the exercise price will be decreased by the amount of the dividend in NIS.
•	Bonus Shares - in the event that we distribute bonus shares during the term of the option, the rights of the option holders will be maintained, where the number of shares derived from the exercise to which the options holder will be entitled upon exercise thereof, will increase or decrease by the number of shares of the same type which the options holder would have been entitled to as bonus shares, if he exercised the options.
•	Issue of Rights - in the event that we will offer our shareholders securities by way of rights, during the term of the options, the number of shares derived from the exercise of the options will be matched with the bonus component in the rights, as it is expressed in the ratio between the closing rate of our share in the stock exchange on the last trading day prior to the "X" day and the basic rate of our share "X rights".
•	Change of Capital Structure - in the event of a change of our capital structure, including consolidation or splitting our share capital, we will adjust the conditions of the options granted according to this agreement, to reflect all of the said changes regarding the options, including the matter of the exercise price and/or the number of exercised shares and shall amend the option grant deed accordingly.

All other terms and conditions of the options will be according to our 2013 Option Plan.

Service Agreements with External Consultants

In August 2013, we entered a consulting agreement with Prof. Mark Hochberg, according to which Prof. Hochberg will provide consulting services, including in relation to the pivotal Phase 3 trial in KIT-302. Prof. Hochberg is a world renowned rheumatologist with an extensive background in non-steroidal drugs development, with a special emphasis on preventing cardiovascular complications deriving from the use of non-steroidal drugs and acts as a consultant to the FDA on this subject. Prof. Hochberg has extensive knowledge and clinical experience in our field of activity and we estimate that Prof. Hochberg may provide a considerable contribution to the planning, execution and success of the trial. As compensation for Prof. Hochberg's services, we pay as an hourly fee based on actual consulting provided to us against a lawful tax invoice.

In addition, we engage, from time to time, with various service providers with respect to our day to day business. Payment to such service providers is against a lawful tax invoice according to the scope of the services provided to us or as a monthly payment according to the agreement with such service provider.

C.	Board Practices

Board of Directors and Officers

Our board of directors consists of seven directors, including Dr. Zeitoun and Ms. Sherf-Blau, who qualify as external directors and whose appointment fulfills the requirements of the Companies Law to have two external directors (see “− External Directors”). These two directors, as well as Mr. Serlin, also qualify as independent directors under the corporate governance standards of the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, the number of directors on our board of directors will be no less than four and no more than 12 (including the two external directors). The number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting.

The directors will be elected by a majority vote of the shareholders at the shareholders' annual general meeting. Each director will hold office until the subsequent annual general meeting. Notwithstanding the foregoing, if no directors are appointed at an annual general meeting, the incumbent directors previously appointed by the shareholders shall continue to hold office.

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Each director will hold office commencing as of such director's appointment by the annual general meeting; however the shareholders may determine a later date for such appointment.

The shareholders may at all times, by a simple majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting.

The tenure of a director expires pursuant to the provisions of the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described below. Notwithstanding the foregoing, the term of office for external directors under Israeli law is three years (see “− External Directors − Election and Dismissal of External Directors”).

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “−External Directors – Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock (who also serves as our CFO), Mr. Serlin and Ms. Sherf-Blau are each deemed to have such expertise.

Alternate Directors

Our articles of association provide, as allowed by the Companies Law, that any director may, at all times, appoint any person (which is not a corporation) by written notice to us to serve as an alternate director at the meeting of the board. A person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director, unless otherwise permitted by applicable law. A director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. So long as the external director's appointment is valid, the alternate director shall be entitled to participate and vote in every meeting of the board of directors from which the appointing director is absent. Subject to the terms of appointment, the alternate director will be regarded as a director and shall have all of the authority of the director he is replacing. An appointing director may at any time cancel the appointment of an alternate director. The term of appointment of an alternate director will end if the appointing director notifies us in writing of the termination or cancellation of the appointment or if the appointing director's appointment is terminated.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Mr. Zeytoun and Ms. Sherf-Blau serve as our external directors.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

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The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Listing Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relation who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

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Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or
•	the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional Provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;
•	a controlling shareholder or a relative of a controlling shareholder;
•	any director employed by us or by one of our controlling shareholders or by an entity controlled by our controlling shareholders (other than as a member of the board of directors); or
•	any director who regularly provides services to us, to one of our controlling shareholders or to an entity controlled by our controlling shareholders.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

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The term “Independent Director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Listing Requirements

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Mr. Serlin, Dr. Zeitoun and Ms. Sherf-Blau. Mr. Philip Serlin serves as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Listing Rules. Our board of directors has determined that Ms. Sherf-Blau is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Approval of Transactions with Related Parties

The approval of either the audit committee or the compensation committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law.”

Audit Committee Role

The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Our board of directors will adopt an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Listing Rules, which will include:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;
•	pre-approval of audit and non-audit services to be provided by the independent auditors;
•	reviewing with management and our independent directors our quarterly and annual financial reports prior to their submission to the SEC; and
•	approval of certain transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and resolve whether transaction with a controlling shareholder shall be subject to an auction type process. The audit committee charter will state that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation Committee

Amendment No. 20 to the Companies Law, which became effective as of December 2012 (“Amendment No. 20”), established new regulations relating to the terms of office and employment of directors and officers in public companies and companies that have publicly issued debentures. Such companies are required to appoint a compensation committee in accordance with the guidelines set forth in Amendment No. 20.

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The compensation committee must consist of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members need not be external directors but must be directors who qualify to serve as members of the audit committee (as described above). In accordance with Amendment No. 20, our compensation committee is composed of three members Mr. Serlin, Dr. Zeitoun and Ms. Sherf-Blau. The chairman of the compensation committee is Mr. Philip Serlin.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

•	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

•	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

•	to decide whether the compensation terms of the chief executive officer of the company which were determined pursuant to the compensation policy need not be brought for approval of the shareholders because it will harm the ability to engagement with the chief executive officer.

In addition to the roles mentioned above our compensation committee also makes recommendations to our board of directors regarding the awarding of employee equity grants.

In accordance with the provisions of Amendment No. 20, which became effective in December 2012 (“Amendment No. 20”),public companies, such as Kitov Holdings, must adopt a compensation policy with respect to the terms of service and employment of their directors and officers. The compensation policy must be approved by the compensation committee and board of directors, and subject to limited exceptions, by the shareholders. Shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

Compensation Policy

Under Amendment No. 20 to the Companies Law which came into effect in December 2012 (“Amendment No. 20”), public companies, such as Kitov Holdings, must adopt a compensation policy with respect to the terms of service and employment of their directors and officers (the “Compensation Policy”). On January 12, 2014, our shareholders approved our Compensation Policy which will be in effect for a period of three years from the date of approval. The Compensation Policy does not, on its own, grant any rights to our directors or officers. For purposes of the description below, "officers" refers to officers and directors.

The Compensation Policy includes both long term and short term compensation elements and is to be reviewed from time to time by Kitov Holdings’ Compensation Committee and Board, according to the requirements of the Companies Law.

In general, compensation for officers will be examined while taking into consideration the following parameters, including, among others (i) education, qualifications, expertise, seniority (in Kitov Holdings in particular, and in the officer’s profession in general), professional experience and achievements of the officer; (ii) meeting by the officer of the targets set for him, if relevant; (iii) the officer’s position, the scope of his responsibility and previous wage agreements that were signed with him; (iv) the ratio between the total cost of the proposed engagement terms of an officer and the total cost of the wages for all of Kitov Holdings' other employees, officers and contractors, and in particular compared to the average or median wage of such employees, officers and contractors and the effect of this ratio and difference, if any, on labor relations.

Under the Compensation Policy, Kitov Holdings is entitled to provide a compensation package to officers which may include fixed salary (a base salary and ancillary benefits), annual cash bonus and share-based compensation, or any combination thereof, and additional standard benefits (“Compensation Package”).

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Fixed Compensation

Base Salary. Additional Base Benefits. The base salary of a new officer in Kitov Holdings will be determined based on the parameters specified above. The monthly base salary of the CEO will not exceed a gross amount of NIS 60,000 (approximately $17.5 thousand based on the representative rate of exchange on the date of June 30, 2014), and for other officers will not exceeding NIS 50,000 (approximately $14.6 thousand based on the representative rate of exchange on the date of June 30, 2014). The compensation package may include additional standard benefits such as social benefits, and exemption and indemnification, managers' insurance and pension, and other benefits.

Insurance. Officers of Kitov Holdings may be granted insurance as set forth in Kitov Holdings' articles of association as well as professional liability insurance if and as applicable. Kitov Holdings may acquire, prolong and/or renew directors and officers liability insurance for its officers and directors (including for controlling shareholders and/or for directors in which a controlling shareholder has a personal interest), including officers who serve at subsidiaries of Kitov Holdings, in Israel or abroad (the "Policy"), so long as the insurance is based on principles approved by Kitov Holdings' compensation committee and Board.

In the event that Kitov Holdings registers its securities for trade on a U.S. stock exchange, it may acquire, prolong and/or renew the Policy, so long as the insurance under the Policy is based on the principles described below and approved by Kitov Holdings' Compensation Committee and Board: The insurance policy will be on a claims basis, with a limit of up to $20 million for an event and a period (with an addition of 20% for legal expenses in Israel only) for all officers and directors who serve from time to time. The annual premium may not exceed $150,000 and the aggregate deductible for claims of up to $250,000.

Severance Terms. The amount or value of a severance payment will not exceed: (a) eight months for a CEO and an active chairman who have served at least three years; (b) four months for a CEO and an active chairman who have served at least 18 months up to three years; (c) six months for other officers who have served at least three years; and (d) three months for other officers who have served at least 18 months up to three years.

Cash Bonus

Cash Bonus. Cash bonuses may be provided annually, subject to the occurrence of an event or during the year on the basis of targets set for each officer. Except for severance pay (described above) and special bonuses (described below), the ratio of aggregate cash bonuses paid in any calendar year to any officer to the monthly salary payable to such officer will not exceed 12:1 (subject to reduction on a pro rata basis for officers who serve less than one year).

The annual cash bonus will be based principally (at least 80%) on measurable criteria, and, to a lesser extent (up to 20%), based on non-measurable criteria.

Special Bonuses. Special bonuses may be provided based on measurable targets set for each officer, including achieving Company financing of at least $2 million, merger or sale of Company for a value of at least $25 million and commercial transactions (such as license or distribution agreements for revenues to Kitov Holdings of at least $5 million). For bonuses payable based on financings, the maximum amounts payable to any one officer would be 5% of the amount raised (minus Company expenses) and not exceeding $300,000. For bonuses payable based on Company mergers or sales, the maximum amounts payable to any one officer would be 6% of Company value for any one officer and not exceeding $750,000. Bonuses payable based on commercial agreements will be based on revenue actually received by Kitov Holdings, and the maximum amounts payable to any one officer would be 6% of actual Company revenues for any one officer and not exceeding $750,000. For yearly bonus, up to 12 times the base salary or monthly payment may be paid, except for officers serving for less than 12 months, who will be entitled to reduced yearly bonus amounts based on the actual period of engagement.

The Compensation Plan includes provisions for non-payment of the above bonuses with the consent of Company officers to the extent Kitov Holdings does not have cash of at least NIS 2 million (approximately $580 thousand based on the representative rate of exchange on the date of June 30, 2014) or if there is an going concern in Kitov Holdings' financial statements.

Claw Back. In agreements with officers, there will be a provision providing for the repayment by Company officers of any bonus (or portion thereof) paid based on false and restated Company financial statements, provided that such re-payment obligation will cease following preparation of financial statements for four quarters after payment of the bonus in question (unless the officer had specific responsibility with respect to the relevant financial statements, in which case there shall be no time limit).

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Share-Based Compensation

Share-Based Compensation. Subject to Kitov Holdings' adoption of an option plan, Kitov Holdings may grant officers options. The Compensation Committee and the Board of Directors will consider whether the aforesaid grant is a suitable incentive for increasing Kitov Holdings’ value in the long term and other factors. The maximum value of equity compensation granted to any one officer on date of grant may not exceed the greater of 5% of the value of Kitov Holdings at time of grant or NIS 4 million.

The maximum aggregate dilution resulting from time to time from the grant of equity compensation to all officers and employees of Kitov Holdings under Kitov Holdings' option plan will not exceed 25% on a fully diluted basis. The vesting period of equity grants will not be less than 12 months.

Limits on Non-fixed Compensation. The Compensation Policy establishes that the ratio between non-fixed compensation (equity-based and not) and base salary of each officer will not exceed nine times such officer’s base salary.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be a related party or an office holder or a relative of a related party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Our internal auditor is Pinhas Bar-Shmuel, certified public accountant (Isr.), of RSM Shiff Hazenfratz & Co.

Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on definition of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to such action.

The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the business of the company;
•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate parties of the company entitled to provide such approval, and the methods of obtaining such approval.

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Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. The Companies Law provides that such a transaction, which is not an extraordinary transaction, may be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “− Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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•	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Compensation of Directors and Executive Officers

Directors. Under Amendment No. 20, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval will also be required, as follows:

•	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or
•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers Other Than the Chief Executive Officer. Amendment No. 20 requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision.

The compensation committee and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

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•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of Private Placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (See “Item 10. Additional Information – B. Memorandum and Articles of Association - Description of Securities – Acquisitions under Israeli Law”) or a private placement which qualifies as a related party transaction (See “ – Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;
•	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;
•	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

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•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;
•	a monetary liability imposed on the office holder in favor of a third party;
•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and
•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of the Registration Statement on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this Registration Statement on Form 20-F, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. When this Registration Statement on Form 20-F becomes effective, the maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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To our knowledge, there is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, except as provided in certain employment or service agreements with our executive officers who also serve as directors.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment or service agreements with each of our executive officers. See “– B. Compensation - Executives and Directors Compensation” for additional information.

Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

•	Independent Directors - Our board of directors includes two external directors in accordance with the Israeli Companies Law, but does not require that a majority of our board members be independent as required by the Nasdaq Listing Rules. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only our independent directors are present.

•

Shareholder Approval - We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different from the shareholder approval requirements under the Nasdaq Listing Rules. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change of control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more.

Under the Israeli Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed a “extraordinary private placement” or that involves a director or controlling shareholder. A “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance.

•	Quorum - As permitted under the Israeli Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules.

•

Nominations Committee - As permitted under the Israeli Companies Law, our board of directors selects director nominees, subject to the terms of our articles of association, which provide that incumbent directors are re-nominated for additional terms. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board's independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq Listing Rules.

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Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Stock Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Listing Rules related to corporate governance. We also intend to comply with Israeli corporate governance requirements under the Israeli Companies Law applicable to public companies.

D.	Employees

As of July 31, 2014, we had five consultants and one employee who provide management and administration services and three consultants who provide research and development services. As of December 31, 2013, we had three consultants who provide management and administration services and two consultants who provide research and development services.

While none of our employees is party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Since the commencement of our operations as a pharmaceutical research and development company, we have not experienced any employment-related work stoppages and believe our relationship with our employees is good.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of August 13, 2014 of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 57,504,068 ordinary shares outstanding as of such date (not including 270 shares held in treasury). The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options by that person that were currently exercisable at, or exercisable within 60 days of, August 13, 2014. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person.  None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

	Number of Shares Beneficially Held	Percent of Class
Directors

J. Paul Waymack (1)	15,897,614	26.97%
Isaac Israel	220,000	0.38%
Simcha Rock (2)	287,467	0.50%
Morris Laster (3)	3,865,228	6.68%
Philip Serlin	-	-
Moran Sherf-Blau	-	-
Alain Zeitoun	-	-
Total (directors and executive officers)	20,270,309	34.53%

(1)	Includes 14,055,376 ordinary shares and 1,405,538 series 1 traded options held directly by JPW PCH LLC, a Virginia limited liability company, held 51% by Paul Waymack. Dr. Waymack may be deemed to own all of the shares held directly by JPW PCH LLC. Does not include 14,342,221 shares to be issued to JPW PCH LLC upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement (see "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals"). For information on series 1 traded options, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

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(2)	Does not include 181,089 options to be granted to Mr. Rock upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Executive and Directors Compensation.”

(3)	Does not include 3,585,555 shares to be issued to Dr. Laster upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement.

Share Option Plan

On November 27, 2013, we adopted the Kitov Pharmaceutical Holdings Ltd. 2013 Option Plan. The 2013 Option Plan provides for the granting of options to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates. The 2013 Option Plan provides for options to be granted at the determination of our board of directors in accordance with applicable laws. The exercise price and vesting period are determined by our Board of Directors in the grant letter provided to each grantee. As of August 13, 2014 there were 2,445,380 ordinary shares issuable upon the exercise of outstanding options under the 2013 Option Plan.

The Option Plan will be effective up to the earliest between (a) its cancellation by the Board of Directors and (b) October 31, 2023. Nevertheless, options granted up to the plan's expiration date, whether matured or not matured up to that date, will remain effective and will not expire prior to their expiration date (within 10 (ten) years from the allocation date).

Upon termination of employment for any reason, other than in the event of death or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2013 Option Plan and the governing option agreement. If we terminate a grantee for cause (as defined in the 2013 Option Plan) the grantee's right to exercise all vested and unvested the options granted to him will expire immediately. Upon termination of employment due to death, all the vested options at the time of termination will be exercisable for 12 months by the grantee's heirs or estate , the latest of: (i) death or (ii) option expiration date, subject to the terms of the 2013 Option Plan and the governing option agreement.

The options plan enables us to grant options through one of the following tax programs, at its discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance, through a program with a trustee that is appointed by the Company or (b) according to the provisions of section 3(i) in the Israeli Income Tax Ordinance.

The plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at its sole discretion, to change the terms of the plan and/or replace it and/or terminate it regarding future grants at any time, as it deems appropriate. It is also clarified that we will be entitled to change the terms of plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of the grantees. Our Board of Directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

Without limiting the foregoing, in every case of a material event ((i) we will become a private company with shares no longer be traded on a stock exchange; (ii) a restructuring, including merger transaction in which we are not the surviving corporation or as a result of which there is a change in control; (iii) an arrangement between the Company and its creditors and/or shareholders and/or option holders; (iv) the sale of all or a substantial part of our assets; and (v) our liquidation), the Board of Directors, in its sole discretion, may adjust and change the terms of the options according to the plan for all the grantees or to certain grantees, in its sole discretion, including by (i) accelerating the vesting period of unvested options and (ii) replacing vested options with securities of the purchaser or any party related to the purchaser or other compensation to the grantee. Unless otherwise determined by the Board of Directors, non-vested options will expire soon before the material event or will be exercised, according to the decision of the Board of Directors. The Board of Directors will have the right to require the grantees to exercise all the vested options, soon before the occurrence of the material event and any option that will not be exercised will expire and will be devoid of any value.

Administration of Our Option Plan

Our option plan is administered by our board of directors, or a compensation committee to be appointed thereby, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2013 Option Plan to eligible Israeli employees, officers and directors are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

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ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of August 13, 2014, by each person or entity known to beneficially own 5.0% or more of our outstanding ordinary shares. The information with respect to beneficial ownership of the ordinary shares is given based on information provided to us by the shareholders.

The information in this table is based on 57,504,068 ordinary shares outstanding as of such date (not including 270 shares held in treasury). The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, August 13, 2014.  The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

	Number of Shares Beneficially Held	Percent of Class
JPW PCH LLC (1)	15,460,914	26.25%
J. Paul Waymack (2)	15,897,614	26.97%
Morris Laster (3)	3,865,228	6.68%

(1)	Includes 14,055,376 ordinary shares and 1,405,538 series 1 traded options. JPW PCH LLC is a Virginia limited liability company held 51% by Paul Waymack. Dr. Waymack may be deemed to own all the shares held directly by JPW PCH LLC. Does not include 14,342,221 shares to be issued to JPW PCH LLC upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement (see "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals"). For information on series 1 traded options, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

(2)	Includes 14,055,376 ordinary shares and 1,405,538 series 1 traded options held by JPW PCH LLC and 397,000 ordinary shares and 39,700 series 1 traded options held directly by Dr. Waymack. JPW PCH LLC is a Virginia limited liability company held 51% by Paul Waymack. Dr. Waymack may be deemed to own all the shares held directly by JPW PCH LLC. Accordingly, the number of shares listed as owned by Dr. Waymack includes the shares that are owned by JPW PCH LLC. Does not include 14,342,221 shares to be issued to JPW PCH LLC upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement (see "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals").

(3)	Includes 3,513,844 ordinary shares and 351,384 series 1 traded options. Does not include 3,585,555 shares to be issued to Dr. Laster upon achievement of the milestone in connection with our pivotal Phase 3 trial for KIT-302 described in the April 2013 Share Transfer Agreement.

B.	Related Party Transactions

For information regarding loans made by Dr. Paul Waymack, JPW, Dr. Morris Laster, Mr. Sheer Roichman, Mr. Isaac Israel and Mr. Simcha Rock to Kitov Holdings and to Kitov Pharmaceuticals, see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources".

For information regarding the sale of control of Kitov Holdings (then known as Mainrom Line Logistics Ltd.) in October 2012 by the former controlling shareholders to Mr. Sheer Roichman for NIS 1.8 million, see "Item 10. Additional Information – C. Material Contracts – Arrangement with Creditors and Sale of Kitov Holdings to Mr. Sheer Roichman".

For information regarding an arrangement between Kitov Holdings and its creditors pursuant to which the activities, assets, rights, obligations and liabilities of Kitov Holdings were transferred to a private company held by the then controlling shareholders of Kitov Holdings for approximately NIS 7.3 million (approximately $ 2.12 million based on the representative rate of exchange on the date of June 30, 2014), see Item 10. Additional Information – C. Material Contracts – Arrangement with Creditors and Sale of Kitov Holdings to Mr. Sheer Roichman".

For information regarding the share transfer agreement in April 2013 by and between Kitov Pharmaceuticals, Kitov Pharmaceutical's shareholders at the time, Dr. Morris Laster and JPW PCH LLC, and the controlling shareholder in Kitov Holdings at such time, Mr. Sheer Roichman and Haiku Capital Ltd., a private company wholly owned by Mr. Roichman, pursuant to which Kitov Holdings acquired shares of Kitov Pharmaceutical in exchange for the issuance of ordinary shares of the Company to Kitov Pharmaceutical's shareholders, see "Item 10. Additional Information – C. Material Contracts – Share Transfer Agreement with Kitov Pharmaceuticals".

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For information regarding the service agreements with Dr. J. Paul Waymack, Uneri Capital Ltd. and Mr. Simcha Rock, see "Item 6. Directors, Senior Management and Employees – B. Compensation - Executives and Directors Compensation."

Since its founding in 2010, our subsidiary, Kitov Pharmaceuticals, financed its operations through a shareholders loan made by Kitov Pharmaceutical's founders, JPW and Dr. Morris Laster, amounting to date to approximately $356 thousand. These loans were made without interest and have no stated maturity date. JPW has notified Kitov Holdings that it will not demand repayment of its $300 thousand loan until the earlier of (i) receipt of successful results of the pivotal Phase 3 trial for KIT-302 and (ii) March 23, 2015.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Registration Statement, beginning on page F-1.

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings.

Dividend Policy

Currently, we have not set any dividend distribution policies and we have no profits fit for distribution.

In connection with an arrangement between Kitov Holdings and its creditors under Section 350 to the Companies Law, 1999, Kitov Holdings (then known as Mainrom Line Logistics Ltd.) distributed a dividend on November 13, 2012. See "Item 10. Additional Information – C. Material Contracts – Arrangement with Creditors and Sale of Kitov Holdings to Mr. Sheer Roichman".

B.	Significant Changes

Except as otherwise disclosed in this Registration Statement on Form 20-F, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have been trading on the Tel Aviv Stock Exchange since 1978 and are currently traded under the symbol “KTOV”. No trading market currently exists for our American Depositary Shares or ordinary shares in the U.S. We intend to apply to have our American Depositary Shares listed on the Nasdaq Capital Market under the symbol “KTOV.”

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of our ordinary shares on the Tel Aviv Stock Exchange in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

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	NIS				$ U.S.
	Price Per Ordinary Share				Price Per Ordinary Share
	High		Low		High		Low
Annual
2013	2.60		0.24		0.736		0.065
2012	0.39	*	0.29	*	0.100	*	0.076	*
2011	1.155	*	0.366	*	0.324	*	0.096	*
2010	1.577	*	0.451	*	0.417	*	0.117	*
2009	3.465	*	1.239	*	0.881	*	0.328	*
Quarterly
Second Quarter 2014	0.653		0.462		0.188		0.134
First Quarter 2014	1.412		0.633		0.403		0.182
Fourth Quarter 2013	2.601		0.804		0.736		0.232
Third Quarter 2013	2.480		0.450		0.701		0.124
Second Quarter 2013	0.575		0.450		0.159		0.124
First Quarter 2013	0.575		0.238		0.158		0.065
Fourth Quarter 2012	0.378	*	0.379	*	0.099	*	0.097	*
Third Quarter 2012	0.310	*	0.324	*	0.079	*	0.083	*

Most Recent Six Months

January 2014	1.412		0.813		0.403		0.234
February 2014	1.320		0.920		0.376		0.261
March 2014	0.890		0.633		0.255		0.182
April 2014	0.653		0.570		0.188		0.164
May 2014	0.569		0.472		0.165		0.135
June 2014	0.500		0.462		0.144		0.134

* Price adjusted due to the distribution of dividends

On August 12, 2014 the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 0.457 per share, or $0.13 per share (based on the representative U.S. dollar – NIS rate of exchange of 3.493 on  August 12, 2014). As of August 12, 2014 there was one shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Leumi Le’Israel Registration Company Ltd. There were no record holders of our ordinary shares in the U.S. as of August 12, 2014.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the Tel Aviv Stock Exchange. We intend to apply to the Nasdaq Capital Market to have our ordinary shares in the form of American Depositary Shares traded on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our registered share capital consists of a single class of 500,000,000 ordinary shares, no par value.

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As of August 13, 2014, we had 57,504,068 issued and outstanding ordinary shares (not including 270 shares held in treasury). All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights.

As of August 13, 2014, we had outstanding 7,154,574 series 1 traded options at an exercise price of NIS 0.75 (approximately $0.22 based on the representative rate of exchange as of June 30, 2014), with an expiration date of June 15, 2015. These options were fully exercisable as of their issuance date. In addition we had outstanding options under our 2013 Option Plan to purchase an aggregate of 2,445,380 ordinary shares, of which 583,880 are exercisable. Each of these options is exercisable into one ordinary share for an exercise price of between NIS 0.45 and NIS 1.20 (approximately $0.13 and $0.35) per share. All the options will be fully vested within three years. These options have expiration dates of between May 2016 and August 2024.

Below is information regarding changes in our ordinary share capital from December 31, 2010 through August 13, 2014.

Period	Description		Number of Ordinary Shares
Balance on December 31, 2010 and 2011			760,599,250
During 2012	Capital consolidation 1:100
Balance on December 31, 2012			7,605,723	(*)
During 2013	Private placement of shares to shareholders of Kitov Pharmaceuticals	17,569,220
	Exercise of options	960,000
Balance on December 31, 2013			26,135,213
During 2014	Exercise of options	234,616
	Issuance of shares pursuant a public offering in Israel	28,750,000
	Issuance of ordinary shares to Dexcel Ltd. in a private placement	2,051,176
	Exercise of options	333,333
Balance on August 13, 2014			57,504,068	(*)

(*) Not including 270 shares held in treasury

B.	Memorandum and Articles of Association

Securities Registers

Our transfer agent and registrar will be the depositary for our ADRs, Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Objects and Purposes

According to Section 8 of our articles of association, we shall engage in any legal business. Our registration number with the Israeli Registrar of Companies is 520031238.

Private Placements

Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder who holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise.

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Board of Directors

Under our articles of association, resolutions by the board of directors shall be decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote. In the event of a tie, the chairman of the board does not hold a tie-breaking vote.

In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting. Under the Israeli Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors. The majority of members of the audit committee should be independent directors, and the chairman of the audit committee should be an external director.

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have, either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents, and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Under the provisions of the Israeli Companies Law, whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Israeli Companies Law. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

Our articles of association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors, will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, the board of directors may appoint board of directors’ committees. The committees of the board of directors shall report to the board of directors their resolutions or recommendations on a regular basis, as shall be prescribed by the board of directors. The board of directors may cancel the resolution of a committee that has been appointed by it; however, such cancellation shall not affect the validity of any resolution of a committee, pursuant to which we acted, vis-à-vis another person, who was not aware of the cancellation thereof. Decisions or recommendations of the committee of the board which require the approval of the board of directors will be brought to the directors’ attention a reasonable time prior to the discussion at the board of directors.

According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the audit committee, the board of directors, and the shareholders.

Description of Securities

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 500,000,000 ordinary shares, with no par value.

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The ordinary shares do not have preemptive rights, preferred rights or any other right to purchase our securities. Neither our articles of association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless that transfer is restricted or prohibited by another instrument.

Notices. Under the Israeli Companies Law and our articles of association, we are required to publish notices in two Hebrew-language daily newspapers at least 21 days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

According to the Israeli Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

Election of Directors. The number of directors on the board of directors shall be no less than four but no more than twelve, including the external directors. The general meeting is entitled, at any time and from time to time, in a resolution approved by a regular majority of the votes of the shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes, or by a regular majority of the board of directors to change the minimum or maximum number of directors as stated above. For more information, please see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Board of Directors and Officers.”

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, distribute parts of our property in specie among the shareholders and he may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent us a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

Allotment of Shares. Our board of directors has the power to allot or to issue shares to any person, with restrictions and condition as it deems fit.

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Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The description above regarding a full tender offer shall also apply, with necessary changes, when a full tender offer is accepted and the offeror has also offered to acquire all of the company’s securities.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder in control of the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

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An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “Item 6. Directors, Senior Management and Employees - C. Board Practices – Board of Directors and Officers – Audit Committee – Approval of Transactions with Related Parties” for a definition of means of control) of the other party to the merger or any one on their behalf including their relatives (See “Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors – Qualifications of External Directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Israeli Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Israeli Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

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C.	Material Contracts

Share Transfer Agreement with Kitov Pharmaceuticals

On April 2, 2013, Kitov Holdings (then called Mainrom Line Logistics Ltd.), entered into a Share Transfer Agreement with Kitov Pharmaceuticals, Kitov Pharmaceutical's shareholders at the time, Dr. Morris Laster and JPW PCH LLC, and the controlling shareholder in Kitov Holdings at such time, Mr. Sheer Roichman and Haiku Capital Ltd., a private company wholly owned by Mr. Roichman, pursuant to which Kitov Holdings acquired shares of Kitov Pharmaceutical, as described below, in exchange for the issuance of 17,569,220 Company ordinary shares to Kitov Pharmaceutical's shareholders representing 63.75% of the fully diluted share capital of Kitov Holdings. In addition, pursuant to the agreement, if within 28 months from the completion of the acquisition we complete our pivotal Phase 3 trial and the data analyses have demonstrated that the reduction in blood pressure in the group treated with KIT-302 was at least half of that achieved with amlodipine monotherapy, known as the milestone, Kitov Holdings must issue 17,927,776 additional shares to the former shareholders of Kitov Pharmaceutical. The transactions contemplated by the Share Transfer Agreement closed on July 11, 2013.

At the closing of the Share Transfer Agreement, Kitov Pharmaceutical's shareholders transferred (i) 80% of the shares of Kitov Pharmaceutical to Kitov Holdings, and (ii) 20% of the shares of Kitov Pharmaceutical to a trustee, which will hold such shares for the sole benefit of Kitov Holdings until the earlier of the occurrence of the milestone referred to above or 28 months from the completion of the acquisition.

Pursuant to the agreement, Kitov Holdings granted to its external consultants, Lior Tamar Investments Ltd., held by Mr. Shay Itzhak Lior and Mr. Yossi Tamar, options to acquire 1,194,616 ordinary shares of Kitov Holdings and agreed to grant to Mr. Simcha Rock, our current CFO and a director, options to acquire 1,370,056 ordinary shares of Kitov Holdings, subject to the adoption of an option plan (of this amount, 181,089 of the options to be granted to Mr. Rock are subject to Kitov Holdings attaining the milestone referred to above and 1,011,500 options are subject to fund raising by Kitov Holdings in the amount of NIS 1,000,000).

At closing, Mr. Sheer Roichman granted Kitov Holdings a loan in the amount of NIS 500,000, free of interest and linkage. Kitov Holdings was to repay the loan to the lender on the date on which it and/or Kitov Pharmaceuticals will raise after the transaction, an amount of no less than NIS 500,000. In the event that the loan is not paid when due, Mr. Roichman would be entitled to convert the loan to securities of Kitov Holdings at a conversion price reflecting a 30% discount to the average price of Kitov Holdings' shares during 30 trading days preceding the date on which Mr. Roichman notified Kitov Holdings of his intention to convert the loan. This loan was repaid in March 2014.

As part of the agreement, Mr. Roichman agreed that in the event Kitov Holdings issues its shares to the public and receives early commitments to purchase its securities in an amount of no less than NIS 500,000, Mr. Roichman will participate in the offering by placing an order for Kitov Holdings shares in an amount of no less than NIS 750,000. If the offering to the public will include the grant of options to acquire Kitov Holdings shares for a cash payment, Mr. Roichman will place orders for Kitov Holdings' securities offered to the public in an amount of NIS 750,000 minus the exercise price of the offered options which he will acquire (in the event that all orders placed by Mr. Roincham under the public offering will be fully received). It is noted, that insofar as the amount of the loan made by Mr. Roichman to Kitov Holdings referred to above is not repaid on issuance date, Mr. Roichman will only pay the exercise price to Kitov Holdings in exchange for the purchased options on the option exercise date insofar as he elects to exercise the options, and the purchase price will be offset against repayment of the loan. This requirement was satisfied at the time of Kitov Holdings' March 2014 offering of ordinary shares on the Tel Aviv Stock Exchange.

In addition, under the terms of the agreement, Mr. Roichman is entitled to receive out of all the funds that will be raised by the Company from public and private financings, including through convertible loans, in one or more transactions and including funds invested by Mr. Roichman himself the following sums: (a) 10% of the amounts invested up to a total cumulative sum of NIS 9 million and (b) 25% of the invested amounts exceeding NIS 9 million, up to a cumulative amount of NIS 2.5 million, also called the maximum remuneration sum, plus VAT if required. This amount was paid by the Company in March 2014.

As part of the agreement, the parties agreed that all the loans granted to Kitov Holdings and/or to Kitov Pharmaceuticals by Mr. Roichman and/or by controlling stakeholders of Kitov Pharmaceuticals, as the case may be, up to the closing, except the loan made by Mr. Roichman to Kitov Holdings on the closing date, will be repaid to Mr. Roichman and/or to the controlling stakeholders of Kitov Pharmaceuticals on a pro rata basis according to their relative share in the debts of the Company, subject to payment of the maximum remuneration sum referred to above.

The shareholders of Kitov Pharmaceuticals prior to the transactions also committed to Mr. Roichman that until Kitov Holdings completes financing of NIS 15 million (either privately or publicly) that they would vote in every general meeting of Kitov where the agenda includes appointment of a director on behalf of Mr. Roichman, to vote in favor of such appointment. The shareholders also undertook that every transfer and/or sale of Kitov Holdings shares held by them (all or part) after the closing date (except for a sale on the stock exchange or the sale of all the issued share capital of Kitov Holdings to a third party), will be subject to the agreement of the buyer to satisfy this appointment commitment. The agreement provides that Mr. Roichman will not be entitled to appoint more than one director to Kitov Holdings' board of directors. In March 2014, the Company completed a financing of NIS 17.2 million.

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Upon closing of the transaction, Dr. Paul Waymack, Dr. Morris Laster and Mr. Simcha Rock were appointed to the board of directors of Kitov Holdings, replacing Mr. Erez Goldstmidt, Mr. Hedan Orenstein and Mr. Oren Giditz, who resigned.

Kitov Holdings repaid all obligations to Mr. Sheer Roichman (other than a loan in the amount of NIS 250,000 loaned by Mr. Roichman prior to the transaction with Kitov Pharmaceuticals) under the agreement and satisfied all of its obligations under the agreement to pay the maximum remuneration sum by the payment of NIS 2.5 million at such time as Kitov Holdings completed its approximately NIS 17.2 million financing in March 2014 pursuant to a prospectus published and approved by the Israel Securities Authority. See "Item 5. Operating and Financial Review and Prospectus – B. Liquidity and Capital Resources".

Arrangement with Creditors and Sale of Kitov Holdings to Mr. Sheer Roichman

On October 22, 2012, the District Court in Lod, Israel, confirmed an arrangement between Kitov Holdings (then known as Mainrom Line Logistics Ltd.) and its creditors under Section 350 to the Companies Law, 1999, pursuant to which the activities, assets, rights, obligations and liabilities of Kitov Holdings were transferred to a private company held by the then controlling shareholders of Kitov Holdings for approximately NIS 7.3 million (approximately $ 2.12 million based on the representative rate of exchange on the date of June 30, 2014), and all rights of Kitov Holdings' creditors against Kitov Holdings were extinguished. On October 31, 2012, the former controlling shareholders sold control of Kitov Holdings to Mr. Sheer Roichman for NIS 1.8 million. From the completion of these transactions until the completion date of the transaction with Kitov Pharmaceuticals described above, Kitov Holdings did not have any business activities.

As part of the arrangement between Kitov Holdings and its creditors, on November 13, 2012, Kitov Holdings distributed a dividend in cash to its shareholders as of October 29, 2013 in the total amount of approximately NIS 7.3 million, which was equal to consideration received by Kitov Holdings for the sale of its activities, assets, rights, obligations and liabilities. Following such distribution, Kitov Holdings remained without any assets, debt and/or liabilities.

Other Agreements

For a description of other material agreements, please see "Item 4. Information on the Company – B. Business Overview – Services and License Agreements", "Item 4. Information on the Company – B. Business Overview – Development Services Agreement with Dexcel", "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" and "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions".

For information on exemption and indemnification letters granted to our officers and directors, please see “Item 6 – Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

On February 27, 2014, Kitov Holdings entered into an agreement with Clal Finance Underwriting, or Clal Finance, in connection with Kitov Holdings' financing for approximately NIS 17.2 million (approximately $4.9 million based on the representative rate of exchange on the date of closing, March 3, 2014) completed in March 2014. Pursuant to the agreement, Kitov Pharmaceuticals agreed to pay Clal Finance management and distribution fees equal to 5% to 8% of the gross investment in the offering (excluding actual investment by related parties not exceeding NIS 4 million) depending on the price per share in the offering. In addition, Kitov Holdings agreed that immediately following its rights offering, it would grant to Clal Finance options in a private placement of the type issued in the rights offering, for no additional consideration, equal to between 5% and 7.5% of the total amount of shared issued in the rights offering depending on the price per share in the offering. The agreement also contained provisions for the issuance of option if the rights offering was not completed within six months of the March 2014 financing. For information regarding the March 2014 financing, see "Item 5. Operating and Financial Review and Prospectus – B. Liquidity and Capital Resources".

D.	Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion.

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E.	Taxation

Israeli Tax Considerations

Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version) (the “Ordinance”) distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

In 2014, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 26.5% in 2014.

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Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 26.5% for corporations in 2014 and a marginal tax rate of up to 50% in 2014 for individuals, including a 2% excess tax which is levied on individuals whose taxable income in Israel exceeds NIS 811,560 in 2014. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and (iv) if the seller is a corporation, there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and/or an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividend by our company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals - 20% with respect to dividends to be distributed as of 2014; Israeli resident companies – 0% for a Preferred Enterprise; Non-Israeli residents – 20% with respect to dividends to be distributed as of 2014, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to a Preferred Enterprise – the tax rate is 15% and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Financial institutions through which shareholders typically hold securities are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

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Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax exempt entities or organizations;

•	certain former citizens or residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

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Unless otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, for U.S. federal income tax purposes. See “– Passive Foreign Investment Company Consequences” below.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive foreign investment company consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless:

•	you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or

•	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive foreign investment company consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Consequences

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

• at least 75% of its gross income is "passive income"; or

• at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

We have not performed tests to determine whether we will be classified as a PFIC, and we therefore do not know whether we will be classified as a PFIC for the taxable year ending December 31, 2014. Furthermore, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions." Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

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If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only if we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange." Our ordinary shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder's federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Certain Reporting Requirements with Respect to Payments of Offer Price

U.S. Holders paying more than $100,000 for our ordinary shares generally will be required to file IRS Form 926 reporting the payment of the Offer Price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payer or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

We have not appointed any paying agent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

When this Registration Statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, and under those requirements we will file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Securities and Exchange Commission are also available to the public through the Securities and Exchange Commission’s website at http://www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934, as amended. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file current reports on Form 6-K, annual reports on Form 20-F and other information with the Securities and Exchange Commission.

In addition, since our ordinary shares are traded on the Tel Aviv Stock Exchange, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the Tel Aviv Stock Exchange and the Israeli Securities Authority, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the Tel Aviv Stock Exchange website (www.maya.tase.co.il).

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Registration Statement on Form 20-F.

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Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk of Interest Rate Fluctuation and Credit Exposure Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our credit and interest risk arises from cash and cash equivalents, deposits with banks as well as accounts receivable. A substantial portion of our liquid instruments is invested in short-term deposits in highly-rated institutions.

We estimate that because the liquid instruments are invested mainly for the short-term and with highly-rated institutions, the credit and interest risk associated with these balances is immaterial. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments.

Equity Price Risk

We may be exposed to equity securities price risk because of investments held by us and classified in our financial statements on as financial assets at fair value through profit or loss. To manage the price risk arising from investments in equity securities, we invest in marketable securities with high ratings and diversify our investment portfolio.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and other currencies. Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments to employees or service providers and short term investments in currencies other than the U.S. dollar. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS it may have a negative impact on our results of operations. We manage our foreign exchange risk by aligning the currencies for holding short term investments with the currencies of expected expenses, based on our expected cash flows.

Portfolio diversification is performed based on risk level limits that we set. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/ NIS exchange rate as of December 31, 2013:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents	2	6	112	(6)	(2)
Accounts receivable	2	6	118	(6)	(2)
Accounts payable	(9)	(24)	(474)	24	9
Liabilities to related parties	(8)	(21)	(420)	21	8
Total loss	(13)	(33)	(664)	33	13

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(B) As of the date of this Registration Statement on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2013 we had no interest-bearing deposits. As of June 30, 2014 we had bank deposits carrying annual interest of 0.52%. Under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares. Each American Depositary Share will represent forty of our ordinary shares (or a right to receive ten of our ordinary shares) deposited with the principal Tel Aviv office of either of Bank Leumi Le-Israel or Bank Hapoalim B.M., as custodian for the depositary. Each American Depositary Share will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the American Depositary Shares will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold American Depositary Shares either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of American Depositary Shares, registered in your name, or (ii) by having American Depositary Shares registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in American Depositary Shares through your broker or other financial institution. If you hold American Depositary Shares directly, you are a registered American Depositary Share holder. This description assumes you are an American Depositary Share holder. If you hold the American Depositary Shares indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of American Depositary Share holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated American Depositary Shares.

As an American Depositary Share holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your American Depositary Shares. As a registered holder of American Depositary Shares, you will have American Depositary Share holder rights. A deposit agreement among us, the depositary and you, as an American Depositary Share holder, and all other persons indirectly holding American Depositary Shares sets out American Depositary Share holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the American Depositary Shares.

In connection with this Registration Statement on Form 20-F, a Registration Statement on Form F-6 has been filed with the Securities and Exchange Commission to register the American Depositary Shares under the Securities Act of 1933, as amended.

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The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt, each of which has been filed as an exhibit to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to American Depositary Share holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your American Depositary Shares represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those American Depositary Share holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the American Depositary Share holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional American Depositary Shares representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole American Depositary Shares. It may sell shares which would require it to deliver a fractional American Depositary Share and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional American Depositary Shares, the outstanding American Depositary Shares will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to American Depositary Share holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to American Depositary Share holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver American Depositary Shares to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. U.S. securities laws may restrict transfers and cancellation of the American Depositary Shares represented by shares purchased upon exercise of rights. For example, you may not be able to trade these American Depositary Shares freely in the U.S. In this case, the depositary may deliver restricted depositary shares that have the same terms as the American Depositary Shares described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to American Depositary Share holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case American Depositary Shares will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than American Depositary Shares) to American Depositary Share holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

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The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any American Depositary Share holders. We have no obligation to register American Depositary Shares, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of American Depositary Shares, shares, rights or anything else to American Depositary Share holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are American Depositary Shares issued?

The depositary will deliver American Depositary Shares if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of American Depositary Shares in the names you request and will deliver the American Depositary Shares to or upon the order of the person or persons that made the deposit.

How can American Depositary Share holders withdraw the deposited securities?

You may surrender your American Depositary Shares at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the American Depositary Shares to the American Depositary Share holder or a person the American Depositary Share holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do American Depositary Share holders interchange between certificated American Depositary Shares and uncertificated American Depositary Shares?

You may surrender your American Depositary Receipt to the depositary for the purpose of exchanging your American Depositary Receipt for uncertificated American Depositary Shares. The depositary will cancel that American Depositary Receipt and will send to the American Depositary Share holder a statement confirming that the American Depositary Share holder is the registered holder of uncertificated American Depositary Shares. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated American Depositary Shares requesting the exchange of uncertificated American Depositary Shares for certificated American Depositary Shares, the depositary will execute and deliver to the American Depositary Share holder an American Depositary Receipt evidencing those American Depositary Shares.

Voting Rights

How do you vote?

American Depositary Share holders may instruct the depositary to vote the number of deposited shares their American Depositary Shares represent. The depositary will notify American Depositary Share holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how American Depositary Share holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by American Depositary Share holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

84

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Share holders must pay:		For:
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	• •

Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Share holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders
$.05 (or less) per American Depositary Shares per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes

	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of American Depositary Shares directly from investors depositing shares or surrendering American Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from American Depositary Share holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the American Depositary Share program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

85

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your American Depositary Shares or on the deposited securities represented by any of your American Depositary Shares. The depositary may refuse to register any transfer of your American Depositary Shares or allow you to withdraw the deposited securities represented by your American Depositary Shares until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of American Depositary Shares to reflect the sale and pay to American Depositary Share holders any proceeds, or send to American Depositary Share holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•             Change the nominal or par value of our shares

•             Reclassify, split up or consolidate any of the deposited securities

•             Distribute securities on the shares that are not distributed to you

•             Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each American Depositary Share will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new American Depositary Receipts or ask you to surrender your outstanding American Depositary Receipts in exchange for new American Depositary Receipts identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the American Depositary Receipts without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of American Depositary Share holders, it will not become effective for outstanding American Depositary Shares until 30 days after the depositary notifies American Depositary Share holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your American Depositary Shares, to agree to the amendment and to be bound by the American Depositary Receipts and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the American Depositary Share holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the American Depositary Share holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of American Depositary Shares. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the American Depositary Share holders that have not surrendered their American Depositary Shares. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

86

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of American Depositary Shares

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of American Depositary Shares to benefit from any distribution on deposited securities that is not made available to holders of American Depositary Shares under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the American Depositary Shares or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an American Depositary Share, make a distribution on an American Depositary Share, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver American Depositary Shares or register transfers of American Depositary Shares generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your American Depositary Shares

American Depositary Share holders have the right to cancel their American Depositary Shares and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

87

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to American Depositary Shares or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of American Depositary Shares

The deposit agreement permits the depositary to deliver American Depositary Shares before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released American Depositary Shares (even if the American Depositary Shares are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive American Depositary Shares instead of shares to close out a pre-release. The depositary may pre-release American Depositary Shares only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or American Depositary Shares to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of American Depositary Shares that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated American Depositary Shares upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated American Depositary Shares. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of American Depositary Shares, to direct the depositary to register a transfer of those American Depositary Shares to DTC or its nominee and to deliver those American Depositary Shares to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the American Depositary Share holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an American Depositary Share holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the American Depositary Share holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of American Depositary Shares

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of American Depositary Shares, but not for the purpose of contacting those holders about a matter unrelated to our business or the American Depositary Shares.

88

Glossary of Industry Terms

For convenience, the following terms used in this Form 20-F are defined as follows:

"cGMP"	Current Good Manufacturing Practice - the rules and standards defined by the regulatory authorities for the production of drugs at the quality required for use in human beings.
"Clinical"	Measureable effect or trial performed in human beings.
"Formulation"	All the inactive materials contained in a final medical product.
"Generic Product"	A product developed by others than the original innovator, yet contains the same active substance as the original product; a generic product may be completely identical with the original product or differ from the original product, based on the active substance contained in the original product. Limits of the difference from the original product within which the product may be recognized by the regulations as generic are determined separately for each product by the related regulatory authorities, during the approval process. Regulatory recognition of a product as a generic product is performed through the majority of approval procedures adapted to this type of product, which differ from the approval procedures applied to a new chemical entity (NCE).
"HTN"	Hypertension.
"IND"	Investigational New Drug - a new trial drug approved by the FDA for clinical trials in human beings.
"NCE"	New Chemical Entity - a new chemical product, approved through a unique regulatory procedure, that differs from the approval procedure of the existing products.
"NDA"	New Drug Application - an application submitted to the FDA to approve marketing a new drug.
"Preclinical"	Measureable effect or trial performed on cells or animals.
"Pharmacokinetics" "PK"	The specific properties of a certain preparation, of absorption, distribution and material disappearance from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient's exposure to the material.
"therapeutic effect"	Measurable change in the clinical condition of patients, resulting from the use of a certain medical drug or preparation.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

89

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Registration Statement, beginning on page F-1.

90

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below:

Exhibit Number	Exhibit Description

1.1	Articles of Association of the Registrant and Certificate of Company Name Change (both unofficial English translations from Hebrew).

2.1 (1)	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder.

2.2 (1)	Form of American Depositary Receipt.

4.1†	Development Services Agreement, dated as of April 1, 2014, by and between Kitov Pharmaceuticals Holdings Ltd. and Dexcel Ltd.

4.2	Master Research Services Agreement, dated February 4, 2014, between Kitov Pharmaceuticals Holdings Ltd. and Java Clinical Research Limited.

4.3	Share Transfer Agreement, dated as of April 2, 2013, Kitov Pharmaceuticals Holdings Ltd. (then known as Mainron Line Logisitics Ltd.), Kitov Pharmaceuticals Ltd., the shareholders of Kitov Pharmaceuticals, Sheer Roichman and Haiku Capital Ltd.

4.4	Form of Loan Agreement, dated November 25, 2013, between the Company and several lenders, including Mr. Sheer Roichman, a stake holder in the Company and third parties (unofficial English translation from Hebrew).

4.5	Loan Agreement, dated August 25, 2013, between the Company, Dr. Paul Waymack (through JPW), Dr. Morris Laster, Mr. Sheer Roichman, Mr Isaac Israel and Mr. Simcha Rock and also a third party, as extended.

4.6	Agreement, dated February 27, 2014, between Clal Finance Underwriting and Kitov Pharmaceuticals Holdings Ltd. (unofficial English translation from Hebrew).

4.7	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew).

4.8	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew).

4.9	2013 Stock Option Plan, as amended (unofficial English translation from Hebrew).

15.1 (2)	Consent of Somekh Chaikin, Certified Public Accountant (Isr.), a Member Firm of KPMG International, independent registered public accounting firm for the Registrant.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

91

(1) To be filed by amendment.

(2) To be filed at a later date.

92

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

KITOV PHARMACEUTICALS HOLDINGS LTD.

By:
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:
	Name:	Simcha Rock
	Title:	Chief Financial Officer

Date: ___, 2014

93

Kitov Pharmaceuticals Holdings Ltd. Condensed Consolidated Interim Financial Statements As of March 31, 2014 (Unaudited)

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Financial Statements as of March 31, 2014

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Financial Position

		March 31	March 31	December 31
		2014	2013	2013
		Unaudited	Unaudited	Audited
	Note	USD thousand	USD thousand	USD thousand

Assets
Cash and cash equivalents		2,813	22	193
Receivables		275	4	118

Total current assets		3,088	26	311

Total assets		3,088	26	311

Liabilities
Accounts payables		266	71	54
Other payables		314	21	420
Liabilities to interested parties	5	418	395	783

Total current liabilities		998	487	1,257

Equity (deficit)

Share capital, no par value		-	-	-
Share premium		7,193	1,089	2,654
Capital reserve for share-based payments		176	-	141
Interested parties’ investment		-	-	141
Capital reserve from transactions with interested parties		761	541	*718
Accumulated deficit		(6,040)	(2,091)	(4,600)

Total equity (deficit)		2,090	(461)	(946)

Total liabilities and equity (deficit)		3,088	26	311

August 15, 2014	/s/ Simcha Rock	/s/ Isaac Israel	/s/ Paul Waymack
Approval date of Financial Statements	Simcha Rock CFO and Board Member	Isaac Israel CEO and Board Member	Paul Waymack Chairman of the Board of Directors

*	Reclassified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Statements of Operations

				For the year
		For the three months ended		ended
		March 31		December 31
	Note	2014	2013	2013
		Unaudited	Unaudited	Audited
		USD thousand	USD thousand	USD thousand

Research and development expenses		412	5	109
General and administrative expenses		210	110	1,061
Other expenses	6	720	-	1,383

Operating loss		1,342	115	2,553

Finance expense		98	4	75

Loss for the period		1,440	119	2,628

Loss per share
Basic and diluted loss per share - USD		(0.04)	(0.01)	(0.12)
Number of shares used in calculating basic and diluted loss per share –thousand		35,306	17,569	21,335

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

				Capital
				reserve from
			Capital	transactions
			reserve for	with	Interested
	Share	Share	share-based	interested	parties’	Accumulated
	capital	premium	payments	parties	investments	loss	Total
	USD thousands

For the period ended March 31, 2014 (unaudited):

Balance as of January 1, 2014	-	2,654	141	*718	*141	(4,600)	(946)

Issuance of shares, net of issuance costs	-	4,493	57	-	-	-	4,550
Share-based payments	-	-	17	-	-	-	17
Options exercised	-	46	(39)	-	-	-	7
Capital reserve from transactions with interested parties	-	-	-	43	-	-	43
Repayment of loans from interested parties	-	-	-	-	(141)	-	(141)
Total comprehensive loss for the period	-	-	-	-	-	(1,440)	(1,440)

Balance as of March 31, 2014	-	7,193	176	761	-	(6,040)	2,090

*	Reclassified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

			Capital
			reserve from
			transactions
			with
	Share	Share	interested	Accumulated
	capital	premium	parties	loss	Total
	USD thousands

For the period ended
March 31, 2013 (unaudited)

Balance as of January 1, 2013	-	1,089	476	(1,972)	(407)

Capital reserve from transactions
with interested parties	-	-	65	-	65

Total comprehensive loss for the period	-	-	-	(119)	(119)

Balance as of March 31, 2014	-	1,089	541	(2,091)	(461)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

				Capital
				reserve from
			Capital	transactions
			reserve for	with	Interested
	Share	Share	share-based	interested	parties	Accumulated
	capital	premium	payments	parties	investments	loss	Total
	USD thousands

For the year ended December 31, 2013 (audited)

Balance as of January 1, 2013	-	1,089	-	476	-	(1,972)	(407)

Issuance of shares pursuant to merger transaction	-	1,383	-	-	-	-	1,383
Share-based payments	-	-	296	-	-	-	296
Options exercised	-	182	(155)	-	-	-	27
Capital reserve from transactions with interested parties	-	-	-	242	-	-	383
Loan from interested parties					*141

Total comprehensive loss for the year	-	-	-	-	-	(2,628)	(2,628)

Balance as of December 31, 2013	-	2,654	141	*718	*141	(4,600)	(946)

*	Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Cash Flows

			For the year
	For the three months ended		ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	USD thousands

Cash flows from operating activities:
Loss for the period	(1,440)	(119)	(2,628)

Adjustments:
Finance expense, net	98	4	75
Expenses related to stock exchange listing	-	-	1,383
Payroll expense to share-based payments	17	-	296
Payroll expense to interested parties	37	65	228

	(1,288)	(50)	(646)

Changes in assets and liabilities:
Changes in receivables	(157)	4	(110)
Changes in accounts payables	219	5	(10)
Changes in other payables	(53)	(15)	255

	9	(6)	135

Net cash used in operating activities	(1,279)	(56)	(512)

Cash flows from financing activities:
Loan received from interested parties	-	78	578
Repayment of loan from interested parties	(516)	-
Loan received from third parties	132	-	108
Repayment of loans from third parties	(245)	-
Proceeds from issuance of shares	4,964	-
Share issuance expenses paid	(414)	-
Receipts from options exercised	-	-	27
Interest paid	(10)	-	(12)
Net cash provided by financing activities	3,911	78	701

Net increase in cash and cash equivalents	2,632	22	189
Cash and cash equivalents at the beginning of the period	193	-	-
Effect of translation adjustments on cash and cash equivalents	(12)	-	4

Cash and cash equivalents at the end of the period	2,813	22	193

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 1 - General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (formerly Mainrom Line Logistics Ltd.) is a public company engaged in the development of innovative chemical drugs with a clinical and commercial added value, based on known and approved drugs. In October 2012, the Company disposed of all of its previous operations, and on July 11, 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. from its shareholders, in exchange for the Company’s shares.

The Company has incurred losses and negative cash flows from operations and has an accumulated deficit of USD 6 million. The Company has financed its operations through the issuance and sale of shares and loans. The Company’s cash as of balance sheet date will allow the Company to fund its operations through at least the next 12 months. However, if the Company does not obtain additional funding  prior to year end, it will need to curtail its operations including clinical trials, until such financing is found.

The Company may incur significant additional losses as it continues to focus resources on prioritizing, selecting and advancing therapeutic candidates. The ability to generate revenue and achieve profitability depends mainly upon the ability, alone or with others, to successfully develop therapeutic candidates, obtain the required regulatory approvals in various territories and then commercialize the therapeutic candidates.

B.	Material events in the reported period

(a)	On February 13, 2013, the Company entered into a loan agreement with a third party, amounting to NIS 180 thousand (USD 52 thousand). This loan and other loans amounting to NIS 2,654 thousand (USD 761 thousand) were repaid during March 2014. This amount included USD 516 thousand of loans from interested parties, of which USD 141 thousand was included in equity, and an amount of USD 245 thousand from third parties. An amount of USD 58 thousand from third parties was repaid in August 2014. An amount of USD 67 thousand from interested parties have not yet been repaid. A repayment date has not yet been set.

(b)	On March 3, 2014, the Company issued ordinary shares with no par value, in accordance with a prospectus issued by the Company on February 24, 2014 and a supplemental notice issued on February 27, 2014. The Company offered to the public 25,000,000 ordinary shares (no par value) bundled into 25,000 units, by way of a uniform offering by auction for the unit price. The minimum unit price was set at NIS 200.

F-8

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 1 – General (continued)

B.	Material events in the reporting period (continued)

(b)	(continued)

As a result of this auction, the Company issued 28,750,000 shares at a price of NIS 0.60 per share. Total gross proceeds received by the Company amounted to NIS 17,250,000 (USD 4.9 million).

In addition, the Company committed to conduct a rights issuance by which it would offer to Company shareholders by way of rights, for no consideration, options to purchase Company shares. The Company published a rights offering prospectus on May 28, 2014. See Note 7B.

Regarding a payment to Haiku, a company wholly owned by a former controlling shareholder, see note 6.

(c)	In connection with a prospectus published on February 24, 2014, the Company entered into an agreement with a broker, according to which the Company committed, that if the Company publishes a rights offering, registered options would be issued to the broker for no consideration. Following the rights offering on May 28, 2014, the Company issued the broker 1,437,500 options.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2013 (hereinafter – “the annual financial statements”). Furthermore, these financial statements have been prepared in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

The Company Board of Directors approved publication of these condensed consolidated interim financial statements in a 20-F form on August 15, 2014.

F-9

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 2 - Basis of Preparation (continued)

B.	The Company’s presentation currency is the US dollar.

The following is USD rates and Consumer Price Index (CPI) data:

			As of
	As of March 31		December 31
	2014	2013	2013

CPI (in points)	107.1	105.7	107.6
USD	3.487	3.648	3.471

The following represents changes in USD rates and CPI:

	For the three months ended		For the year ended
	March 31		December 31
	2014	2013	2013
	%	%	%

CPI (in points)	(0.1)	-	1.8
USD	0.5	(2.3)	(7.0)

C.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Note 4 – Share Capital and Share Premium

The Group recognized the following amounts within share capital and premium during the period:

For the three
months ended
March 31, 2014
(Unaudited)
USD thousands

Shares issued for cash, net of issuance costs	4,493
Exercise of options during the period	46

4,539

Issuance expenses amounted to USD 471 thousand and are presented as a deduction from equity.

F-10

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 5 – Transactions and Balances with Interested Parties

A.	Balances with interested parties are included in the statement of financial position in the following items:

	March 31,		December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
	USD thousands	USD thousands	USD thousands

Other payables	40	-	5

Liabilities to interested parties	418	395	783

B.	The statements of operations include the following transactions with interested parties and related parties:

			For the
	For the three months ended		year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)		(Audited)
	USD thousands	USD thousands	USD thousands

General and administrative expenses*	109	60	382

Research and development expenses *	-	5	47

Other expenses	720	-	-

Financing expenses	30	-	31

*	During the reported period and the year ended December 31, 2013 interested parties in Kitov forgave payroll owed to them in the amounts of USD 37 thousand and USD 228 thousand, respectively. The cost of these services was determined based on an hourly rate which reflects market terms.

Note 6 – Other Expenses

As part of the share acquisition transaction, in which the Company acquired the subsidiary’s shares in exchange for shares issued to the subsidiary’s shareholders (hereinafter – “the acquisition transaction”), it was determined that Haiku would be eligible to receive, out of all funds raised by the Company in one or multiple transactions, an amount of up to NIS 2.5 million. After the share issuance described in Note 1.B.b, an amount of NIS 2,500 thousand (USD 720 thousand) was paid to Haiku. This amount was recorded to other expenses.

F-11

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 7 - Subsequent Events

A.	On April 1, 2014, the Company signed an agreement with Dexcel Ltd. (hereinafter: “Dexcel”) for strategic cooperation, including formulation development services for the drug KIT-302 (hereinafter: “the drug”), the right to negotiate the commercial manufacture of the drug and the right to negotiate the marketing of the drug.

In consideration of the services to be provided by Dexcel, the Company will pay USD 2 million in four equal USD 0.5 million payments, of which the first one was paid on April 30, 2014, and the remaining three payments will be paid according to milestones that were stipulated in the agreement. In addition, the Company will pay USD 1.5 million worth of shares in three tranches of USD 0.5 million each. The first tranche of 2,051,176 shares was issued at a share price of NIS 0.85 per share. The remaining two tranches will be issued upon reaching milestones as stipulated in the agreement, at a price per share based on the average price per share during the 45 days prior to the date of completing the relevant milestone.

In addition, Dexcel will pay the Company USD 0.5 million in two payments upon reaching milestones as stipulated in the agreement, for the right to negotiate the commercial manufacture of and the global marketing rights for the drug.

According to the agreement, the intellectual property (hereinafter – “IP”) owned by the Company prior to this agreement will remain the Company’s. Dexcel will be given the right to use the Company’s IP for the purpose of development and marketing of the drug. Any IP developed in the process of the drug’s development and manufacturing will be owned by both the Company and Dexcel, and the Company and Dexcel will give each other the right to use this IP. In addition, any IP developed by Dexcel in the process of the drug’s development and manufacturing, and which is not under the common IP, will be owned by Dexcel, and Dexcel will give the Company the right to use it in connection with the drug.

B.	On May 28, 2014 the Company filed a rights offering prospectus, in which it issued 5,717,074 warrants (series 1), exercisable from their issuance date through June 30, 2015. Each option can be exercisable for one share with no par value, for a cash payment of NIS 0.75. The exercise price is not linked to any index. The options were registered on June 11, 2014. Any option that is not exercised during the exercise period will expire, and the holder will not have any right or claim on it.

C.	The Company entered into an agreement with two advisors that are entitled to payment for their services, amounting to NIS 55 thousand ($16 thousand). In addition, the Company will pay one of its advisors an additional amount equal to 1% of the total proceeds from the exercise options. Furthermore, the Company contracted another issuance advisor, who will be entitled to 2.5% of the total proceeds of the exercised options.
F-12

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Condensed Consolidated Interim Financial Statements a of March 31, 2014 (Unaudited)

Note 7 - Subsequent Events (continued)

D.	On July 3, 2014 the Company granted options to an advisor as follows: (i) 600,000 non-tradable options, exercisable to ordinary shares with no par value with an exercise price of NIS 1.20 per share. The options are exercisable commencing their issuance date for a period of 4 years. The options vest on a quarterly basis in equal parts as of the grant date for a period of 2 years, such that 12.5% of the options vest at the end of each quarter, provided that the advisor continues to provide services to the Company. (ii) 333,333 non tradable options to purchase 333,333 shares with no par value. The options are exercisable as of the date of the grant and for a period of 4 years thereafter, against payment of an exercise price of NIS 0.6 per share. The options are fully vested, as of the grant date. On August 12, 2014, 333,333 options were exercised at an exercise price of NIS 200 thousand (USD 58 thousand). All options were granted in accordance with the terms and conditions set forth in the Company’s 2013 Israeli Share Options Plan.

E.	On July 3, 2014 the Company granted an employee 250,000 non tradable options to purchase 250,000 shares with no par value. The options are exercisable as of the grant date and for a period of 10 years thereafter, with an exercise price of NIS 0.6525. The options vest on a quarterly basis in equal parts as of the grant date for a period of 3 years thereafter. The grant of the options is subject to the approval of TASE and are granted in accordance with the Company’s 2013 Israeli Share Options Plan.

F.	On July 18, 2014 the Company filed a shelf prospectus, according to which the Company may issue to the public up to 200,000,000 ordinary shares with no par value, and up to 5 series of options (series 2 – 6), each, including up to 40,000,000 options exercisable to Company’s ordinary shares with terms to be determined by the Company.

F-13

Kitov Pharmaceuticals

Holdings Ltd.

Consolidated Financial

Statements

As of December 31, 2013

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Financial Statements as of December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kitov Pharmaceuticals Holdings Ltd.

We have audited the accompanying consolidated statements of financial position of Kitov Pharmaceuticals Holdings Ltd. (hereinafter – “the Company”) and subsidiary as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member firm of KPMG International

Tel-Aviv, Israel

August 15, 2014

F-2

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Financial Position

		December 31	December 31
		2013	2012*
	Note	USD thousands	USD thousands
Assets
Cash	4	193	-
Receivables	5	118	8

Total current assets		311	8

Total assets		311	8

Liabilities
Accounts payable	7	54	61
Other payables	8	420	37
Liabilities to interested parties	9,12	783	317

Total current liabilities		1,257	415

Deficit

Share capital, no par value		-	-
Share premium	10	2,654	1,089
Capital reserve for share-based payments	11	141	-
Capital reserve from transactions with interested parties		859	476
Accumulated deficit		(4,600)	(1,972)

Total deficit		(946)	(407)

Total liabilities and deficit		311	8

August 15, 2014	/s/ Simcha Rock	/s/ Isaac Israel	/s/ Paul Waymack
Approval date of Financial Statements	Simcha Rock CFO and Board Member	Isaac Israel CEO and Board Member	Paul Waymack Chairman of the Board of Directors

*	Restated – see Note 3C.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Operations for the year ended

		December 31
		2013	2012*	2011*
	Note	USD thousands	USD thousands	USD thousands

Research and development expenses	13	109	94	37
General and administrative expenses	14	1,061	608	90
Expenses related to stock exchange listing	10	1,383	-	-

Operating Loss		2,553	702	127

Finance expense	15	75	1	-
Finance income		-	-	2

Loss for the year		2,628	703	125

Loss per share data
Basic and diluted loss per share – USD		(0.12)	(0.04)	(0.01)
Number of shares used in calculating basic and diluted loss per share –thousand		21,335	17,569	17,569

*	Restated – see Note 3.C.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Deficit

				Capital
				reserve from
			Capital	transactions
			reserve for	with
	Share	Share	share-based	interested	Accumulated
	capital	premium	payments	parties	deficit	Total
	USD thousands

For the year ended December 31, 2013:
Balance as of January 1, 2013*	-	1,089	-	476	(1,972)	(407)

Changes for the year ended December 31, 2013:

Issuance of shares pursuant to share purchase transaction (see Note 1.B)	-	1,383	-	-	-	1,383
Share-based payments (see Note 11)	-	-	296	-	-	296
Options exercise	-	182	(155)	-	-	27
Capital reserve from transactions with interested parties (see Note 1C)	-	-	-	383	-	383
Total comprehensive loss for the year	-	-	-	-	(2,628)	(2,628)

Balance as of December 31, 2013	-	2,654	141	859	(4,600)	(946)

*	Restated – see Note 3C.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Deficit

			Capital
			reserve from
			transactions
			with
	Share	Share	interested	Accumulated
	capital	premium	parties	deficit	Total
	USD thousands

For the year ended December 31, 2012:*

Balance as of January 1, 2012	-	1,089	72	(1,269)	(108)

Changes for the year ended December 31, 2012:

Capital reserve from transactions with interested parties	-	-	404	-	404

Total comprehensive loss for the year	-	-	-	(703)	(703)

Balance as of December 31, 2012	-	1,089	476	(1,972)	(407)

*	Restated – see Note 3C.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Deficit

			Capital
			reserve from
			transactions
			with
	Share	Share	interested	Accumulated
	capital	premium	parties	deficit	Total

For the year ended December 31, 2011:*

Balance as of January 1, 2011	-	1,089	-	(1,144)	(55)

Changes for the year ended December 31, 2011:

Capital reserve from transactions with interested parties	-	-	72	-	72

Total comprehensive loss for the year	-	-	-	(125)	(125)

Balance as of December 31, 2011	-	1,089	72	(1,269)	(108)

*	Restated – see Note 3C.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Cash Flows for the year ended

	December 31
	2013	2012*	2011*
	USD thousands

Cash flows from operating activities:
Loss for the year	(2,628)	(703)	(125)

Adjustments:
Finance expense, net	75	1	(2)
Expenses related to stock exchange listing (see Note 3.I.)	1,383	-	-
Payroll expense to share-based payments	296	-	-
Payroll expense to interested parties (see Note 12.B)	228	403	-

	646	(299)	(127)

Changes in assets and liabilities:
Changes in receivables	(110)	(1)	6
Changes in accounts payable	(11)	14	48
Changes in other payables	255	33	42

	134	46	96

Net cash used in operating activities	(512)	(253)	(31)

Cash flows from financing activities:
Loan received from interested parties	578	253	30
Loans received from third parties	108	-	-
Receipts from option exercise	27	-	-
Interest paid	(12)	-	-

Net cash provided by financing activities:	701	253	30

Net increase (decrease) in cash	189	-	(1)
Cash at the beginning of the year	-	-	1
Effect of translation adjustments on cash	4	-	-

Cash at end of the year	193	-	-

*	Restated – see Note 3C.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 - General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (formerly Mainrom Line Logistics Ltd.) is a public company engaged in the development of innovative chemical drugs with a clinical and commercial added value, based on known and approved drugs. In October 2012, the Company disposed of all of its previous operations, and on July 11, 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. from its shareholders, in exchange for the Company’s shares (for details see section B. below).

The Company has incurred losses and negative cash flows from operations and has an accumulated deficit of USD 4.6 million. The Company has financed its operations through the issuance and sale of shares and loans. The Company’s cash as of December 31, 2013, as well as its proceeds from the issuance of shares subsequent to balance sheet date in the amount of USD 4.9 million as detailed in Note 17 "Events subsequent to the balance sheet date", will allow the Company to fund its operations through at least the next 12 months. However, if the Company does not obtain additional funding  prior to year end, it will need to curtail its operations including clinical trials, until such financing is found.

The Company may incur significant additional losses as it continues to focus resources on prioritizing, selecting and advancing therapeutic candidates. The ability to generate revenue and achieve profitability depends mainly upon the ability, alone or with others, to successfully develop therapeutic candidates, obtain the required regulatory approvals in various territories and then commercialize the therapeutic candidates.

B.	Material events in the reported period

1.	On April 9, 2013, the Company entered into an agreement (hereinafter: "the share purchase agreement") with Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov"), with Kitov shareholders (hereinafter: "the shareholders"), with the Company's former controlling shareholder, Mr. Sheer Roichman (hereinafter: "Roichman") and with Haiku Capital Ltd., a company wholly owned by Mr. Sheer Roichman (hereinafter: "Haiku"). Accordingly, the Company acquired from the shareholders 100% of Kitov's fully diluted share capital in exchange for a private issuance of ordinary shares with no par value (hereinafter: "Company shares" or "Company ordinary shares") to the shareholders, comprising up to 63.75% of the Company's share capital, on a fully diluted basis. In addition, the Company will issue additional shares to the shareholders (hereinafter: "additional issuance") should the Company achieve a milestone reflecting success in the Phase 3 clinical trial (hereinafter: "the milestone"), such that after the additional issuance, the shareholders would hold 77.73% of the Company's share capital, on a fully diluted basis - without accounting for any potential dilution upon future equity issue.

F-9

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General (continued)

B.	Material events in the reported period (continued)

1.	(continued)

Furthermore, in accordance with the agreement the Company awarded to its external advisors, options to purchase 1,194,616 Company ordinary shares in exchange for advisory services provided to Kitov in accordance with the share acquisition transaction. The Company also awarded Mr. Simcha Rock, the Company's CFO and Board member, options to acquire 1,370,056 ordinary shares in exchange for services to be provided pursuant to his engagement contract (of which 181,089 options are contingent on achieving the milestone). For more information regarding the options awarded, see Note 11 below.

On June 27, 2013, at the annual General Meeting of the Company, the Shareholders approved the aforementioned transaction, which was completed on July 11, 2013. As a result of the transaction, Mr. Sheer Roichman ceased being the controlling shareholder of the Company, and instead JPW PCH LLC became the controlling shareholder.

In addition, Mr. Sheer Roichman provided the Company with a NIS 500 thousand loan. Subsequent to the balance sheet date, the loan was repaid in full.

In accordance with the agreement, Haiku became eligible to receive, out of all funds raised by the Company, an amount of up to NIS 2.5 million. Following the issuance of shares on the basis of the February 2014 prospectus, Haiku was paid the aforementioned amount in full, see Note 17.

For the accounting treatment of the aforementioned transactions, see Note 3 "Significant accounting policies".

F-10

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General (continued)

B.	Material events in the reported period (continued)

2.	On November 25, 2013, the Company signed loan agreements with several lenders, including Mr. Sheer Roichman, an interested party in the Company, and with third parties, totaling NIS 810 thousand (USD 233 thousand). The loans bear no interest and are not linked to the CPI; however, the Company will pay the lenders a credit facility fee of NIS 270 thousand (USD 78 thousand) payable to the lenders, together with the loan principal, upon maturity of the loans. Upon receipt of the loans, the Company paid a fee of 7.5% of the loan principal, plus VAT.

As of the balance sheet date, the Company had received loans amounting to NIS 530 thousand (USD 153 thousand). The remaining loan balance, amounting to NIS 280 thousand (USD 80 thousand) was received after the balance sheet date.

Subsequent to balance sheet date, these loans were repaid in full.

3.	On November 27, 2013, the Company Board of Directors approved the adoption of an Employee Stock Option Plan pursuant to section 102 of the Income Tax Ordinance and Income Tax Regulations (Tax relief for share issuance to employees), 2003 whereby the Board would award options to purchase shares to Company employees and advisors, to be selected from time to time by the Board of Directors at its sole discretion. In conjunction with this plan, the Company may issue non-tradable options exercisable into ordinary shares with no par value, subject to an exercise price and vesting periods to be determined by the Board of Directors in the award letter for each offeree.

4.	On November 28, 2013, the Company signed a term sheet with Java Clinical Research Ltd., a contract research organization based in Dublin, Ireland. A binding Master Research Services Agreement was signed on February 4, 2014. According to the terms of the agreement, Java will manage the pivotal Phase 3 clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the European Union, recruiting the tested subjects, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period, and overall management of the trial process through its completion. The total cost of the agreement with Java is approximately USD 2.0 – 2.5 million, to be paid to Java or directly to their subcontractors according to milestones determined between the parties, during the trial period. To date, Java has identified several medical centers, and two are under contract. The clinical trial began at one of the medical centers in June 2014.

Either party may terminate the agreement (or any work thereunder) if: (i) the party provides 60 days’ notice, (ii) immediately if the other party commits a material breach and doesn't cure it within 30 days of notice and (iii) immediately if the other party declares bankruptcy.

F-11

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General (continued)

C.	Definitions

In these financial statements:

(1)	The Company – Kitov Pharmaceuticals Holdings Ltd.
(2)	The Group – Kitov Pharmaceuticals Holdings Ltd. and its subsidiary.
(3)	Related party – As defined in IAS 24 (2009), “Related Party Disclosures”.
(4)	Interested party – As defined in Paragraph (1) in Section 1 of the Israeli Securities Law - 1968.

Note 2 – Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Company has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: "IFRS"), as issued by the International Accounting Standard Board (“IASB”).

The Board of Directors approved publication of these consolidated financial statements in a 20-F form on August 15, 2014.

B.	Functional and presentation currency

These financial statements are presented in USD, which is the Company’s functional currency as described in Note 3.B below, rounded to the nearest one thousand, unless otherwise noted.

C.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

D.	Fair value determination - share-based payments

In preparing these financial statements, the Group is required to determine the fair value of share-based payment arrangements. In order to determine the fair value, the Company conducted a valuation. For more information about assumptions used in determination of the fair value of granted options, see Note 11.

F-12

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 3 – Significant Accounting Policies

A.	The following accounting policies have been consistently applied, with adjustments necessary for presentation as set forth in sections B. and C. below.

B.	Functional currency and presentation currency

The Company's functional currency and presentation currency is the USD, since it represents the economic environment in which the Company operates, the major target market for the drug (the US market) as well as agreements signed with some sub-contractors.

C.	Acquisition of entity as part of re-structuring (As Pooling)

The financial statements include the operations acquired through the As Pooling acquisition - see Note 1B. In conformity with IFRS 3, the Company acquired Kitov operations, as described in Note 1B above. Since the Company is the acquired entity for accounting purposes and is not an actual business (but rather a public company shell) - this is in fact a re-structuring made for the purpose of the issuance of shares. Accordingly, the transaction was accounted for using the As Pooling method, with assets and liabilities of the acquired operations recognized on the financial statements at their carrying amounts by Kitov immediately prior to the transaction.

Furthermore, the Company's comparative figures were re-stated to reflect the Company's financial standing and operating results as if it has always owned the operations acquired in the share purchase transaction. Therefore, balances of assets, liabilities, expenses and revenues which refer to the Company's past operations are excluded from these financial statements.

D.	Foreign currency transactions

Transactions in foreign currency are translated to the respective functional currencies of Group companies at exchange rates as of the transaction dates. Monetary assets and liabilities denominated in foreign currency as of the reporting date are translated into the functional currency at the exchange rate as of said date. Exchange rate differences with respect to monetary items are the differences between the amortized cost in the functional currency as of the start of the year, adjusted for the effective interest during the year, and the amortized cost in foreign currency, translated at the exchange rate as of the end of the year. Non-monetary items denominated in foreign currency and measured at historical cost, are translated using the exchange rate as of the transaction date. Exchange rate differences arising from translation into the functional currency are recognized on the statement of operations.

F-13

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 3 – Significant Accounting Policies (continued)

E.	Non-derivative financial liabilities

Non-derivative financial liabilities include: borrowings from related parties and others, trade payables and accounts payable.

Initial recognition of financial liabilities

The Group initially recognizes debt instruments issued as they are created. Other financial liabilities are initially recognized on the trade date on which the Group becomes party to contractual terms of the instrument.

Financial liabilities are initially recognized at fair value less any attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly related to a specific instrument are classified as financial liabilities and are recognized as an asset under deferred expenses on the statement of financial position. These transaction costs are deducted from the financial liability upon initial recognition thereof, or are amortized as finance expenses on the statement of operations when the issuance of the instrument is no longer expected to take place.

De-recognition of financial liabilities

Financial liabilities are de-recognized upon expiration of the Group's liability, as set forth in the agreement, or when reversed or cancelled.

F.	Intangible assets – research and development costs

Expenditures related to research activities carried out in order to acquire new scientific or technical knowledge and understanding are charged to the statement of operations as they are incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

G.	Loss per share

The Group presents loss per share data for its ordinary share capital. Loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period.

H.	Transactions with controlling shareholder

Assets and liabilities which are subject to a transaction with a controlling shareholder are measured at fair value upon the transaction date. Due to the fact that this is an equity-based transaction, the Group recognized the difference between fair value and transaction proceeds in equity.

F-14

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 3 – Significant Accounting Policies (continued)

I.	Share purchase transaction cost

The consideration for the share purchase transaction constitutes trade listing expenses, recognized on the statement of operations. According to IFRS 2, the Company recognized expenses related to stock exchange listing of USD 1,383 thousand on the statement of operations. The amount of the expense represents the effective cost of the acquisition of the Company, at that time a public shell, from an accounting perspective, by Kitov Pharmaceuticals Ltd.

J.	Share-based payment transactions

The fair value of share-based payment awards to employees and officers is recognized as payroll expense, against equity, over the period in which non-contingent eligibility for such award is earned. The amount charged as share-based payment awards expense is contingent on vesting conditions, which are service or performance conditions and is adjusted to reflect the number of awards expected to vest. As for share-based payment awards contingent on non-vesting conditions, or on vesting conditions which are performance conditions that are market conditions, the Company accounts for these conditions when estimating the fair value of such awards; therefore the Company recognizes an expense with respect to these awards, regardless of fulfillment of these conditions.

K.	Financing income and expense

Finance expenses include loss from exchange rate differences and interest paid on loans received. Interest expense is recognized, using the effective interest method.

L.	Share issuance expense

Share issuance expense is recognized when incurred, as pre-paid expenses, when an issuance is expected to take place. Expenses are recognized under Share Premium upon the issuance of shares.

Note 4 – Cash

	As of December 31
	2013	2012
	USD thousands

Balance in USD	80	-
Balance in other currencies	113	-
Total cash	193	-

F-15

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 5 – Receivables

	As of December 31
	2013	2012
	USD thousands

Institutions - VAT	38	8
Pre-paid expenses	80	-

Total receivables	118	8

Note 6 – Subsidiary

The following is condensed information about the subsidiary directly held by the Company:

	Incorporated	Group’s ownership	Company’s direct ownership of	Amounts provided by the Company to the subsidiary		Total investment
	in	equity	equity	Loans	Guarantees	in subsidiary
				USD thousands

Kitov Pharmaceuticals Ltd.	Israel	100%*	100%*	375	-	(845)

*	20% of Kitov share capital is held in trust on behalf of the Company, to be transferred to the Company upon the earlier of: (1) 28 months after the closing of the transaction described in Note 1.B; (2) achievement by Kitov of the milestone set forth in the agreement.

Note 7 – Accounts Payable

For information regarding trade payable which are due to related and interested parties, see Note 12 "Related parties and interested parties".

Note 8 – Other Payables

	As of December 31
	2013	2012
	USD thousands

Due to interested parties	40	-
Accrued expenses	266	37
Other*	114	-

	420	37

For information regarding other payables to related and interested parties, see Note 12 "Related parties and interested parties".

*	Includes loans obtained from lenders other than related parties. For terms of these loans, see Note 9 below.

F-16

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 9 – Liabilities to Interested Parties and Others

A.	Composition as of December 31, 2013:

USD thousands

Interested parties	783
Others - presented under Other Payables, see Note 8	114

897

B.	Below is information regarding the balances as of December 31, 2013:

Loan currency	Interest and linkage terms	Note	USD thousands

USD	No interest or linkage	(1)	363
NIS	No interest, linked to CPI	(2)	69
NIS	No interest, linked to CPI	(3)	298
NIS	No interest or linkage	(4)	167

			897

(1)	Amounts received from interested parties in Kitov for financing operations, prior to the date of the share purchase agreement. In March 2014, the Company announced that USD 299 thousand would be repaid in March 2015 or upon receiving positive results from a clinical trial, whichever is earlier.

(2)	Loans from an interested party totaling NIS 250 thousand (USD 72 thousand), received by the Company in 2013 prior to the share purchase agreement . Of this amount, a loan of NIS 200 thousand (USD 58 thousand), whose outstanding balance as of the balance sheet date was USD 54 thousand, matured in February 2014. As of the date of the financial statements this loan has yet to be repaid. Although these loans do not bear interest, the Company recognized imputed interest at an annual rate of 10.67%.

(3)	The balance includes USD 238 thousand in loans from interested parties and USD 60 thousand from third parties loans. The lenders extended the maturity date of these loans to May 25, 2014. On March 6, 2014, the Company repaid loans from interested parties, with an original amount of NIS 820 thousand and a balance amounting to USD 238 thousand as of the balance sheet date. The loan from a third party, with an original amount of NIS 200 thousand and a balance amounting to USD 60 thousand as of the balance sheet date, was repaid in August 2014. Although these loans do not bear interest, the Company recognized imputed interest at an annual rate of 10.67%.

(4)	For information about these loans, see Note 1.B.2 above. With respect to these loans, in 2013 the Company recognized interest of USD 14 thousand. These loans were fully repaid in March 2014 - see also Note 17.B.

F-17

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 10 – Share Capital, Reserves and Share Premium

A.	The Company's share capital

	As of December 31, 2013
	Authorized	Issued and paid-in

Ordinary shares, no par value	500,000,000	26,135,213

B.	During the year, the Group recognized the following amounts under share capital, reserves and share premium

	For the year ended December 31
	2013	2012
	USD thousands

Share premium for shares issued in conjunction
with as pooling acquisition*	1,383	-
Share-based payments	296	-
Options exercised during the reported period	27	-
Capital reserve from interested parties**	383	404

	2,089	404

*	See Note 3.I.

**	The change in 2013 in capital reserve from Interested Parties consists of the foregoing of payroll expenses of the controlling shareholder, who also serves as Chairman of the Board of Directors and as Chief Medical Officer of the Company, and by the CFO, who also serves as a Board member and holds equity interest, amounting to USD 228 thousand, and of loans from an interested party, as set forth in Note 9 below, amounting to USD 155 thousand. In 2012, the increase in capital reserve is due to the foregoing of expenses by the controlling shareholder, amounting to USD 404 thousand.

F-18

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 11 – Share-based Payment Arrangements

A.       Below are details of options awarded during the reporting period. These options are non-tradable.

	Award date and		Number of instruments	Exercise	Expenses recognized
	offerees	Terms of the instrument	(in thousands)	period	In 2013
					USD thousands
1.	Option award to Lior Tamar Investments Ltd., serving as advisors to the Company. The options were awarded on July 11, 2013.	Each option may be immediately exercised for one ordinary share with no par value, for an exercise price of NIS 0.10 per share.	1,195	60 months	197

2.	Option award to the Company's CFO and Board member, Mr. Simcha Rock. *	Each option may be exercised for one ordinary share with no par value, for an exercise price of NIS 0.80 per share.	1,370	36 months	64

3.	Option award to an external advisor to the Company.	200 thousand options may be immediately exercised for ordinary shares with no par value, for an exercise price of NIS 0.45 per share; the remaining 200 thousand options - for an exercise price of NIS 0.55.	400	24 months	35

*	Includes 181 thousand options subject to the achievement of milestone (success in clinical trial), the outcome of which is expected by the end of 2014. Also includes 177 thousand options immediately exercisable and 1,012 thousand options which vest over 18 months (in equal monthly portions) as from the date in which the Company will raise NIS 1,000,000 or more. For public issuance after the balance sheet date, see Note 17.

B.	Below are weighted average parameter values used to measure fair value upon option award:

Share Price	0.65
Expected volatility	73%-97.2%
Expected duration	2 years – 5 years
Dividend yield	0%
Risk-free interest rate	1.2%-2.3%

F-19

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 12 – Transactions and Balances with Interested Parties

A.	Interested party balances are included on the balance sheet under the following items:

	As of December 31
	2013	2012
	USD thousands

Accounts payable	5	-
Loans from interested parties	783	317

B.	The statement of operations includes amounts referring to transactions with interested parties and related parties, as follows:

	For the year ended December 31
	2013	2012
	USD thousands

General and administrative expenses*	382	335
Research and development expenses*	47	80
Interest and linkage expenses	31	-

*	In 2013 and 2012 interested parties in Kitov forgave payroll owed to them in the amounts of USD 228 thousand and USD 404 thousand, respectively. The cost of these services was determined based on an hourly rate which reflects market terms.

C.	Agreements with controlling shareholder and officers

Upon the closing of the share purchase transaction, agreements were signed with the controlling shareholder and with Company officers, as follows:

1.	Agreement for consulting services with a company owned by Dr. Paul Waymack. The monthly payment amounts to NIS 30 thousand (USD 9 thousand). Payments for consulting services will only be made after completion of a funding round amounting to NIS 1 million (USD 288 thousand) or more. Expenses for services rendered by Dr. Waymack, beginning as of the closing of the share purchase transaction, are included on the financial statements against a capital reserve.

2.	Agreement with Mr. Simcha Rock, for his services to the Company as the Company's CFO. The monthly payments amount to NIS 35 thousand (USD 10 thousand). Payment will only be made after completion of a funding round amounting to NIS 1 million (USD 288 thousand) or more. Expenses with respect to services rendered by Mr. Rock beginning as of the closing of the share purchase transaction, are included on the financial statements against a capital reserve.

F-20

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 12 – Transactions and Balances with Related Parties (continued)

3.

Agreement with Uneri Capital Ltd. - a company wholly owned by Mr. Isaac Israel, who has served as Company CEO and Board member since October 31, 2012, for no remuneration. According to the agreement, subject to the completion of a funding round amounting to NIS 1 million (USD 288 thousand) or more, he will be eligible to receive a monthly salary amounting to NIS 25 thousand (USD 7 thousand). The first payment will be payable upon completion of the funding round, retroactively from the share purchase agreement closing date. Expenses with respect to services rendered by Mr. Israel beginning as of the closing of the share purchase transaction, are included on the financial statements against a liability.

Note 13 - Research and Development Expenses

Research and development expenses include consulting expenses for development of drug formulations for non-clinical, clinical, regulatory and project management work required for the Company's drug portfolio at the current stage.

	For the year ended December 31
	2013	2012
	USD thousands

Payroll expenses - interested party	47	94
Sub-contractors - preparations for clinical trials	62	-

	109	94

Note 14 - General and Administrative Expenses

	For the year ended December 31
	2013	2012	2011
	USD thousands

Payroll expenses (see also Note 11 with regard to share-based payment arrangements)
	554	-	18
Professional consulting	385	601	56
Board member insurance and remuneration	57	7	-
Rent and office maintenance	26	-	-
Other general and administrative expenses	39	-	16

	1,061	608	90

F-21

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Finance Expense (Income)

	For the year ended December 31
	2013	2012	2011
	USD thousands

Fees and interest expense	17	-	2
Expenses (income) from exchange rate differences	27	1	(4)
Interest and linkage on interested party loans	31	-	-

	75	1	(2)

Note 16 – Taxes on Income

A.	Corporate tax rate

(1)	The tax rates applicable to the Company for 2011-2013 are:

For 2011 - 24%

For 2012 - 25%

For 2013 - 25%

On August 5, 2013, the Knesset enacted the National Re-Prioritization Act (Legislative amendments for achieving budget targets for 2013-2014), 2013 which stipulated, inter alia, an increase in the corporate tax rate in 2014 of 1.5% to 26.5%.

The Company and its subsidiary have incurred losses in 2013 and have carry-forward losses which are not likely to be utilized in the foreseeable future. Therefore, the Group companies have not recognized any current or deferred taxes.

(2)	On February 4, 2010, Amendment no. 174 to the Income Tax Ordinance (New version), 1961 was officially published (hereinafter: "the Ordinance"), which added Section 87a to the Ordinance, stipulating an interim provision whereby Accounting Standard no. 29 "Adoption of IFRS" of the Israeli Institute of Accounting Standards shall not apply to determination of taxable income for the 2007, 2008 and 2009 tax years - even if this standard has been applied to the financial statements (hereinafter: "the interim provision"). On January 12, 2012, Amendment 188 to the Ordinance was published, which revised the interim provision such that Standard 29 would not be applied when determining taxable income for the 2010-2011 tax years as well.

B.	The carry-forward loss for tax purposes for the Company and its subsidiary, plus the balance of research and development expenses to be recognized in coming years, pursuant to IAS 12, amounts to USD 4 million as of the reporting date.

C.	The Company's 2008 tax assessment is deemed finalized, pursuant to section 145 of the Income Tax Ordinance. The subsidiary has no finalized tax assessments to date.

F-22

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Events Subsequent to the Balance Sheet Date

A.	For repayment of certain loans after the balance sheet date and for extension of terms of certain loans after the balance sheet date, see Note 9.

B.	On March 3, 2014, the Company issued ordinary shares with no par value, in accordance with a prospectus issued by the Company on February 24, 2014 and a supplemental notice issued on February 27, 2014. The Company offered to the public 25,000,000 ordinary shares (no par value) bundled into 25,000 units, by way of a uniform offering by auction for the unit price. The minimum unit price was set at NIS 200.

As a result of this auction, the Company issued 28,750,000 shares at a price of NIS 0.60 per share. Total gross proceeds received by the Company amounted to NIS 17,250,000 (USD 4.9 million).

In addition, the Company committed to conduct a rights issuance by which it would offer to Company shareholders by way of rights, for no consideration, options to purchase Company shares. The Company published a rights offering prospectus on May 28, 2014. See Note 17.F.

In March 2014, after the issuance , the Company paid NIS 2,500,000 to Haiku; see also Note 1.B.1.

C.	On April 1, 2014, the Company signed an agreement with Dexcel Ltd. (hereinafter: “Dexcel”) for strategic cooperation, including formulation development services for the drug KIT-302 (hereinafter: “the drug”), the right to negotiate the commercial manufacture of the drug and the right to negotiate the marketing of the drug.

In consideration of the services to be provided by Dexcel, the Company will pay USD 2 million in four equal USD 0.5 million payments, of which the first one was paid on April 30, 2014, and the remaining three payments will be paid according to milestones that were stipulated in the agreement. In addition, the Company will pay USD 1.5 million worth of shares in three tranches of USD 0.5 million each. The first tranche of 2,051,176 shares was issued at a share price of NIS 0.85 per share. The remaining two tranches will be issued upon reaching milestones as stipulated in the agreement, at a price per share based on the average price per share during the 45 days prior to the date of completing the relevant milestone.

In addition, Dexcel will pay the Company USD 0.5 million in two payments upon reaching milestones as stipulated in the agreement, for the right to negotiate the commercial manufacture of and the global marketing rights for the drug.

F-23

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Events Subsequent to the Balance Sheet Date (continued)

C.	(cont’d)

According to the agreement, the intellectual property (hereinafter – “IP”) owned by the Company prior to this agreement will remain the Company’s. Dexcel will be given the right to use the Company’s IP for the purpose of development and marketing of the drug. Any IP developed in the process of the drug’s development and manufacturing will be owned by both the Company and Dexcel, and the Company and Dexcel will give each other the right to use this IP. In addition, any IP developed by Dexcel in the process of the drug’s development and manufacturing, and which is not under the common IP, will be owned by Dexcel, and Dexcel will give the Company the right to use it in connection with the drug.

D.	In connection with the prospectus published on February 24, 2014, the Company entered into an agreement with a broker, according to which the Company committed that if the Company publishes a rights offering, registered options would be issued to the broker for no consideration. Following the rights offering on May 28, 2014, the Company issued the broker 1,437,500 options.

E.	Further to Note 1.B.4., the company signed an agreement with an additional subcontractor for the clinical trial, an Irish company by the name of Celerion GB Limited.

F.	On May 28, 2014 the Company filed a rights offering prospectus, in which it issued 5,717,074 warrants (series 1), exercisable from their issuance date through June 30, 2015. Each option can be exercisable for one share with no par value, for a cash payment of NIS 0.75. The exercise price is not linked to any index. The options were registered on June 11, 2014. Any option that is not exercised during the exercise period will expire, and the holder will not have any right or claim on it.

G.	The Company entered into an agreement with two advisors that are entitled to payment for their services, amounting to NIS 55 thousand (USD16 thousand). In addition, the Company will pay one of its advisors an additional amount equal to 1% of the total proceeds from the exercise options. Furthermore, the Company contracted another issuance advisor, who will be entitled to 2.5% of the total proceeds of the exercised options.

F-24

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Events Subsequent to the Balance Sheet Date (continued)

H.	On July 3, 2014 the Company granted options to an advisor as follows: (i) 600,000 non-tradable options, exercisable to ordinary shares with no par value with an exercise price of NIS 1.20 per share. The options are exercisable commencing their issuance date for a period of 4 years. The options vest on a quarterly basis in equal parts as of the grant date for a period of 2 years, such that 12.5% of the options vest at the end of each quarter, provided that the advisor continues to provide services to the Company. (ii) 333,333 non tradable options to purchase 333,333 shares with no par value. The options are exercisable as of the date of the grant and for a period of 4 years thereafter, against payment of an exercise price of NIS 0.6 per share. The options are fully vested, as of the grant date. On August 12, 2014, 333,333 options were exercised at an exercise price of NIS 200 thousand (USD 58 thousand). All options were granted in accordance with the terms and conditions set forth in the Company’s 2013 Israeli Share Options Plan.

I.	On July 3, 2014 the Company granted an employee 250,000 non tradable options to purchase 250,000 shares with no par value. The options are exercisable as of the grant date and for a period of 10 years thereafter, with an exercise price of NIS 0.6525. The options vest on a quarterly basis in equal parts as of the grant date for a period of 3 years thereafter. The grant of the options is subject to the approval of TASE and are granted in accordance with the Company’s 2013 Israeli Share Options Plan.

J.	On July 18, 2014 the Company filed a shelf prospectus, according to which the Company may issue to the public up to 200,000,000 ordinary shares with no par value, and up to 5 series of options (series 2 – 6), each including up to 40,000,000 options exercisable to Company’s ordinary shares with terms to be determined by the Company. Securities may be offered as a rights offering, a uniform offering, or a non-uniform offering.

F-25